SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of March, 2011

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: FY10 Part 4 of 5

Part 4 of 5

New Business

B1 - Geographical analysis of life, pension and investment sales

	Present value of new business premiums1
			% Growth
	2010 £m	2009 £m	Sterling	Local2 currency
Life and pensions business
United Kingdom	10,298	8,914	16%	16%
France	4,918	4,891	1%	4%
Ireland	938	1,072	(13)%	(9)%
Italy	4,456	3,607	24%	28%
Poland	603	1,079	(44)%	(47)%
Spain	2,084	2,454	(15)%	(12)%
Other Europe	538	420	28%	26%
Aviva Europe	13,537	13,523	-	3%
Delta Lloyd3	3,178	3,665	(13)%	(10)%
Europe	16,715	17,188	(3)%	-
North America	4,728	4,545	4%	3%
China	436	340	28%	25%
Hong Kong	169	110	54%	52%
India	96	79	22%	13%
Singapore	345	155	123%	107%
South Korea	405	288	41%	27%
Other Asia	166	123	35%	26%
Asia Pacific5	1,617	1,095	48%	39%
Australia5	-	261	(100)%	(100)%
Total life and pensions	33,358	32,003	4%	5%
Investment sales4
United Kingdom	1,548	1,049	48%	48%
Aviva Europe	1,350	852	58%	63%
Delta Lloyd3	615	664	(7)%	(5)%
Europe	1,965	1,516	30%	34%
Australia (Aviva Investors)	266	188	41%	20%
Asia	223	385	(42)%	(46)%
Asia Pacific5	489	573	(15)%	(23)%
Australia5	-	734	(100)%	(100)%
Total investment sales	4,002	3,872	3%	-
Total long-term savings sales	37,360	35,875	4%	5%

1. Present value of new business premiums (PVNBP) is the present value of new regular premiums plus 100% of single premiums, calculated using assumptions consistent with those used to determine the value of new business.

2. Local currency growth rates are calculated based on constant rates of exchange.
3. Delta Lloyd, which operates in the Netherlands, Belgium and Germany, is managed independently from our other European businesses
4. Investment sales are calculated as new single premiums plus the annualised value of new regular premiums
5. Asia Pacific excludes the Australian life business that was sold on 1 October 2009

B2 - Product analysis of life and pension sales

	Present value of new business premiums1
			% Growth
	2010 £m	2009 £m	Sterling	Local2 currency
Life and pensions business
Pensions	4,062	3,752	8%	8%
Annuities	3,170	1,897	67%	67%
Bonds	1,686	2,024	(17)%	(17)%
Protection	944	965	(2)%	(2)%
Equity release	436	276	58%	58%
United Kingdom	10,298	8,914	16%	16%
Pensions	1,598	2,618	(39)%	(37)%
Savings	10,899	9,862	11%	14%
Annuities	87	118	(26)%	(24)%
Protection	953	925	3%	7%
Aviva Europe	13,537	13,523	-	3%
Delta Lloyd3	3,178	3,665	(13)%	(10)%
Europe	16,715	17,188	(3)%	1%
Life	999	871	15%	13%
Annuities	3,729	3,674	1%	-
Funding agreements	-	-	-	-
North America	4,728	4,545	4%	3%
Asia Pacific4	1,617	1,095	48%	39%
Australia	-	261	(100)%	(100)%
Total life and pensions sales	33,358	32,003	4%	5%

1. Present value of new business premiums (PVNBP) is the present value of new regular premiums plus 100% of single premiums, calculated using assumptions consistent with those used to determine the value of new business.

2. Growth rates are calculated based on constant rates of exchange.
3. Delta Lloyd, which operates in the Netherlands, Belgium and Germany, is managed independently from our other European businesses
4. Asia Pacific excludes the Australian life business that was sold on 1 October 2009

B3 - Analysis of sales via bancassurance channels

	Present value of new business premiums1
			% Growth
	2010 £m	2009 £m	Sterling	Local2 currency
Bancassurance
United Kingdom - RBS	962	1,246	(23)%	(23)%
France - Credit du Nord	1,245	1,141	9%	13%
Ireland - Allied Irish Bank	413	436	(5)%	(2)%
UniCredit Group	2,248	1,804	25%	29%
Eurovita	716	563	27%	32%
Unione di Banche	1,080	983	10%	14%
Other	263	142	85%	92%
Italy6	4,307	3,492	23%	28%
Poland	58	18	222%	205%
Bancaja	509	704	(28)%	(25)%
Caixa Galicia	238	225	6%	10%
Unicaja	538	750	(28)%	(26)%
Caja España	304	301	1%	4%
Other	261	229	14%	18%
Spain	1,850	2,209	(16)%	(13)%
Other Europe	167	57	193%	178%
Aviva Europe	8,040	7,353	9%	13%
Delta Lloyd3 - ABN Amro	384	398	(4)%	-
Europe	8,424	7,751	9%	12%
North America	-	-	-	-
Asia Pacific	831	471	76%	67%
Total life and pensions	10,217	9,468	8%	10%
Investment sales4
United Kingdom - RBS5	371	177	110%	110%
Total bancassurance sales	10,588	9,645	10%	11%

1. Present value of new business premiums (PVNBP) is the present value of new regular premiums plus 100% of single premiums, calculated using assumptions consistent with those used to determine the value of new business.

2. Growth rates are calculated based on constant rates of exchange.
3. Delta Lloyd, which operates in the Netherlands, Belgium and Germany, is managed independently from our other European businesses
4. Investment sales are calculated as new single premiums plus annualised value of new regular premiums.

5. Regular premium sales for the 12 months to 31 December 2010 have been capitalised using a weighted average capitalisation factor of 3.2. As such, regular premium sales have produced an overall contribution to investment sales of £215 million.

6. The 2009 figures for sales via the Italy bancassurance channel show a reclassification of £207 million that was previously reported within the retail channel

B4 - Trend analysis of PVNBP - cumulative

	Present value of new business premiums1
	1Q09 YTD £m	2Q09 YTD £m	3Q09 YTD £m	4Q09 YTD £m	1Q10 YTD £m	2Q10 YTD £m	3Q10 YTD £m	4Q10 YTD £m
Life and pensions business

Pensions	989	2,089	2,893	3,752	941	2,061	3,028	4,062
Annuities	475	833	1,249	1,897	877	1,603	2,291	3,170
Bonds	713	1,219	1,602	2,024	412	828	1,277	1,686
Protection	245	461	707	965	231	507	737	944
Equity release	83	133	213	276	96	195	298	436
United Kingdom	2,505	4,735	6,664	8,914	2,557	5,194	7,631	10,298
France	1,270	2,440	3,540	4,891	1,550	2,827	3,869	4,918
Ireland	187	426	690	1,072	247	476	680	938
Italy	1,136	2,198	2,849	3,607	1,567	3,052	3,793	4,456
Poland	351	554	743	1,079	206	319	469	603
Spain	737	1,245	1,642	2,454	590	1,060	1,447	2,084
Other Europe	112	208	306	420	125	258	382	538
Aviva Europe	3,793	7,071	9,770	13,523	4,285	7,992	10,640	13,537
Of which:
Bancassurance	2,259	4,128	5,493	7,353	2,611	4,916	6,434	8,040
Retail	1,534	2,943	4,277	6,170	1,674	3,076	4,206	5,497
Aviva Europe	3,793	7,071	9,770	13,523	4,285	7,992	10,640	13,537
Delta Lloyd2	942	1,780	2,835	3,665	883	1,732	2,462	3,178
Europe	4,735	8,851	12,605	17,188	5,168	9,724	13,102	16,715
North America	1,929	3,189	3,742	4,545	997	2,334	3,668	4,728
Asia Pacific3	325	532	788	1,095	409	794	1,153	1,617
Australia	75	166	261	261	-	-	-	-
Total life and pensions	9,569	17,473	24,060	32,003	9,131	18,046	25,554	33,358
Investment sales4	744	1,948	3,042	3,872	1,043	2,192	3,039	4,002
Total long term saving sales	10,313	19,421	27,102	35,875	10,174	20,238	28,593	37,360

1. Present value of new business premiums (PVNBP) is the present value of new regular premiums plus 100% of single premiums, calculated using assumptions consistent with those used to determine the value of new business.

2. Delta Lloyd, which operates in the Netherlands, Belgium and Germany, is managed independently from our other European businesses
3. Asia Pacific excludes the Australian life business that was sold on 1 October 2009
4. Investment sales are calculated as new single premiums plus the annualised value of new regular premiums

B5 - Trend analysis of PVNBP - discrete

	Present value of new business premiums1
	1Q09 £m	2Q09 £m	3Q09 £m	4Q09 £m	1Q10 £m	2Q10 £m	3Q10 £m	4Q10 £m	% Growth on 3Q10 Sterling
Life and pensions business
Pensions	989	1,100	804	859	941	1,120	967	1,034	7%
Annuities	475	358	416	648	877	726	688	879	28%
Bonds	713	506	383	422	412	416	449	409	(9)%
Protection	245	216	246	258	231	276	230	207	(10)%
Equity release	83	50	80	63	96	99	103	138	34%
United Kingdom	2,505	2,230	1,929	2,250	2,557	2,637	2,437	2,667	9%
France	1,270	1,170	1,100	1,351	1,550	1,277	1,042	1,049	1%
Ireland	187	239	264	382	247	229	204	258	26%
Italy	1,136	1,062	651	758	1,567	1,485	741	663	(11)%
Poland	351	203	189	336	206	113	150	134	(11)%
Spain	737	508	397	812	590	470	387	637	65%
Other Europe	112	96	98	114	125	133	124	156	26%
Aviva Europe	3,793	3,278	2,699	3,753	4,285	3,707	2,648	2,897	9%
Of which:
Bancassurance	2,259	1,869	1,365	1,860	2,611	2,305	1,518	1,606	6%
Retail	1,534	1,409	1,334	1,893	1,674	1,402	1,130	1,291	14%
Aviva Europe	3,793	3,278	2,699	3,753	4,285	3,707	2,648	2,897	9%
Delta Lloyd2	942	838	1,055	830	883	849	730	716	(2)%
Europe	4,735	4,116	3,754	4,583	5,168	4,556	3,378	3,613	7%
North America	1,929	1,260	553	803	997	1,337	1,334	1,060	(21)%
Asia Pacific3	325	207	256	307	409	385	359	464	29%
Australia	75	91	95	-	-	-	-	-	-
Total life and pensions	9,569	7,904	6,587	7,943	9,131	8,915	7,508	7,804	4%
Investment sales4	744	1,204	1,094	830	1,043	1,149	847	963	14%
Total long term saving sales	10,313	9,108	7,681	8,773	10,174	10,064	8,355	8,767	5%

1. Present value of new business premiums (PVNBP) is the present value of new regular premiums plus 100% of single premiums, calculated using assumptions consistent with those used to determine the value of new business.

2. Delta Lloyd, which operates in the Netherlands, Belgium and Germany, is managed independently from our other European businesses
3. Asia Pacific excludes the Australian life business that was sold on 1 October 2009
4. Investment sales are calculated as new single premiums plus the annualised value of new regular premiums

B6 - Geographical analysis of regular and single premiums - life and pensions sales

	Regular premiums							Single premiums
	2010 £m	Local currency growth	WACF	Present value £m	2009 £m	WACF	Present value £m	2010 £m	2009 £m	Local currency growth
Pensions	435	15%	4.7	2,053	379	4.9	1,847	2,009	1,905	5%
Annuities	-	-	-	-	-	-	-	3,170	1,897	67%
Bonds	-	-	-	-	-	-	-	1,686	2,024	(17)%
Protection	144	(5)%	6.6	944	152	6.3	956	-	9	(100)%
Equity release	-	-	-	-	-	-	-	436	276	58%
United Kingdom	579	9%	5.2	2,997	531	5.3	2,803	7,301	6,111	19%
France	89	-	6.3	565	92	6.6	608	4,353	4,283	5%
Ireland	65	(13)%	4.0	263	78	4.3	337	675	735	(5)%
Italy	50	(53)%	5.4	270	111	5.3	592	4,186	3,015	44%
Poland	51	(32)%	9.2	468	71	13.1	927	135	152	(15)%
Spain	109	(12)%	5.9	648	128	6.1	782	1,436	1,672	(11)%
Other Europe	89	5%	4.6	412	82	4.5	365	126	55	121%
Aviva Europe	453	(18)%	5.8	2,626	562	6.4	3,611	10,911	9,912	14%
Delta Lloyd1	172	(14)%	9.3	1,591	207	9.3	1,935	1,587	1,730	(5)%
Europe	625	(17)%	6.7	4,217	769	7.2	5,546	12,498	11,642	11%
North America	97	7%	10.2	993	90	9.6	861	3,735	3,684	-
Asia Pacific2	240	21%	4.7	1,132	185	4.5	828	485	267	74%
Australia	-	(100)%	-	-	49	4.0	196	-	65	(100)%
Total life and pensions	1,541	(6)%	6.1	9,339	1,624	6.3	10,234	24,019	21,769	12%

1. Delta Lloyd, which operates in the Netherlands, Belgium and Germany, is managed independently from our other European businesses
2. Asia Pacific excludes the Australian life business that was sold on 1 October 2009

B7 - Geographical analysis of regular and single premiums - investment sales

	Regular2			Single			PVNBP
	2010 £m	2009 £m	Local currency growth	2010 £m	2009 £m	Local currency growth	Local currency growth
Investment sales
United Kingdom	72	69	4%	1,327	959	38%	48%
Aviva Europe	6	5	20%	1,344	847	63%	63%
Delta Lloyd1	-	-	-	615	664	(4)%	(5)%
Europe	6	5	20%	1,959	1,511	34%	34%
Australia	-	-	-	266	188	20%	20%
Asia	-	-	-	223	385	(46)%	(46)%
Asia Pacific	-	-	-	489	573	(23)%	(23)%
Australia3	-	-	-	-	734	(100)%	(100)%
Total investment sales	78	74	5%	3,775	3,777	(4)%	-

1. Delta Lloyd, which operates in the Netherlands, Belgium and Germany, is managed independently from our other European businesses

2. UK regular premium sales include ISAs and Unit Trusts which are sold through our JV arrangement with RBS which are capitalised. Regular premium sales for the 12 months to 31 December 2010 totalled £67.3 million and have been capitalised using a weighted average capitalisation factor of 3.2. As such, regular premium sales have produced an overall contribution to investment sales of £215 million out of the UK investment sales of £1,548 million.

3.Asia Pacific excludes the Australian life business that was sold on 1 October 2009

B8 - Aviva Europe analysis of bancassurance and retail sales

Cumulative	Bancassurance					Retail			Total
	2010 £m	2009 £m	Local currency growth %	2010 £m	2009 £m	Local currency growth %	2010 £m	2009 £m	Local currency growth %
Life and pensions
France	1,245	1,141	13%	3,673	3,750	1%	4,918	4,891	4%
Ireland	413	436	(2)%	525	636	(14)%	938	1,072	(9)%
Italy	4,307	3,492	28%	149	115	34%	4,456	3,607	28%
Poland	58	18	205%	545	1,061	(51)%	603	1,079	(47)%
Spain	1,850	2,209	(13)%	234	245	(1)%	2,084	2,454	(12)%
Other Europe	167	57	178%	371	363	1%	538	420	26%
Aviva Europe	8,040	7,353	13%	5,497	6,170	(9)%	13,537	13,523	3%

Discrete quarter	Bancassurance				Retail				Total
	4Q 2010 £m	3Q 2010 £m	2Q 2010 £m	1Q 2010 £m	4Q 2010 £m	3Q 2010 £m	2Q 2010 £m	1Q 2010 £m	4Q 2010 £m	3Q 2010 £m	2Q 2010 £m	1Q 2010 £m
Life and pensions
France	259	274	319	393	790	768	958	1,157	1,049	1,042	1,277	1,550
Ireland	85	96	115	117	173	108	114	130	258	204	229	247
Italy	636	710	1,419	1,542	27	31	66	25	663	741	1,485	1,567
Poland	26	26	3	3	108	124	110	203	134	150	113	206
Spain	548	365	407	530	89	22	63	60	637	387	470	590
Other Europe	52	47	42	26	104	77	91	99	156	124	133	125
Aviva Europe	1,606	1,518	2,305	2,611	1,291	1,130	1,402	1,674	2,897	2,648	3,707	4,285

B9 - Life and pensions new business - net of tax and non-controlling interest

	Present value of new business premiums		Value of new business		New business margin
Life and pensions (net of tax and non-controlling interest)	2010 £m	2009 £m	2010 £m	Restated 2009 £m	2010%	Restated 2009%
United Kingdom	10,298	8,914	254	177	2.5%	2.0%
France	4,340	4,111	100	94	2.3%	2.3%
Ireland	704	804	1	8	0.1%	1.0%
Italy	1,965	1,614	42	38	2.1%	2.4%
Poland	531	933	29	39	5.5%	4.2%
Spain	1,136	1,326	43	51	3.8%	3.8%
Other Europe	538	420	15	8	2.8%	1.9%
Aviva Europe	9,214	9,208	230	238	2.5%	2.6%
Delta Lloyd2	1,721	3,235	(41)	(43)	(2.4)%	(1.3)%
Europe	10,935	12,443	189	195	1.7%	1.6%
North America	4,728	4,545	(126)	16	(2.7)%	0.4%
Asia Pacific1	1,598	1,077	41	9	2.6%	0.8%
Australia1	-	271	-	13	-	4.8%
Total life and pensions	27,559	27,250	358	410	1.3%	1.5%
1.Asia Pacific excludes the Australian life business that was sold on 1 October 2009
2. For details of the 2009 Delta Lloyd restatement see basis of preparation in the MCEV Financial Statements

Capital Management

C1 - Capital management objectives and approach

The primary objective of capital management is to optimise the balance between return and risk, whilst maintaining economic and regulatory capital in accordance with risk appetite. Aviva's capital and risk management objectives are closely interlinked, and support the dividend policy and earnings per share growth, whilst also recognising the critical importance of protecting policyholder and other stakeholder interests.
      Overall capital risk appetite, which is reviewed and approved by the Aviva board, is set and managed with reference to the requirements of a range of different stakeholders including shareholders, policyholders, regulators and rating agencies. Risk appetite is expressed in relation to a number of key capital and risk measures, and includes an economic capital risk appetite of holding sufficient capital resources to enable the Group to meet its liabilities in extreme adverse scenarios, on an ongoing basis, calibrated consistently with the Group's strategic target of maintaining credit ratings in the AA range.
      In managing capital we seek to:

■ maintain sufficient, but not excessive, financial strength in accordance with risk appetite, to support new business growth and satisfy the requirements of our regulators and other stakeholders giving both our customers and shareholders assurance of our financial strength;

■ optimise our overall debt to equity structure to enhance our returns to shareholders, subject to our capital risk appetite and balancing the requirements of the range of stakeholders;
■ retain financial flexibility by maintaining strong liquidity, including significant unutilised committed credit facilities and access to a range of capital markets;
■ allocate capital rigorously across the group, to drive value adding growth through optimizing risk and return; and

■ declare dividends on a basis judged prudent, while retaining capital to support future business growth, using dividend cover on an IFRS operating earnings after tax basis in the 1.5 to 2.0 times range as a guide.

In line with these objectives, the capital generated and invested by the Group's businesses is a key management focus. Operating capital generation, which measures net capital generated after taking into account capital invested in new business (before the impact of non-operating items) is a core regulatory capital based management performance metric used across the Group. This is embedded in the Group business planning process and other primary internal performance and management information processes.

Capital is measured and managed on a number of different bases. These are discussed further in the following sections.

Regulatory capital
Individual regulated subsidiaries measure and report solvency based on applicable local regulations, including in the UK the regulations established by the Financial Services Authority (FSA). These measures are also consolidated under the European Insurance Groups Directive (IGD) to calculate regulatory capital adequacy at an aggregate group level, where we have a regulatory obligation to have a positive position at all times. This measure represents the excess of the aggregate value of regulatory capital employed in our business over the aggregate minimum solvency requirements imposed by local regulators, excluding the surplus held in the UK and Ireland with-profit life funds. The minimum solvency requirement for our European businesses is based on the Solvency 1 Directive. In broad terms, for EU operations, this is set at 4% and 1% of non-linked and unit-linked life reserves respectively and for our general insurance portfolio of business is the higher of 18% of gross premiums or 26% of gross claims, in both cases adjusted to reflect the level of reinsurance recoveries. For our major non-European businesses (the US and Canada) a risk charge on assets and liabilities approach is used.

Rating agency capital
Credit ratings are an important indicator of financial strength and support access to debt markets as well as providing assurance to business partners and policyholders over our ability to service contractual obligations. In recognition of this we have solicited relationships with a number of rating agencies. The agencies generally assign ratings based on an assessment of a range of financial factors (e.g. capital strength, gearing, liquidity and fixed charge cover ratios) and non financial factors (e.g. strategy, competitive position, and quality of management).
      Certain rating agencies have proprietary capital models which they use to assess available capital resources against capital requirements as a component in their overall criteria for assigning ratings. Managing our capital and liquidity position in accordance with our target rating levels is a core consideration in all material capital management and capital allocation decisions.
      The group's overall financial strength is reflected in our credit ratings. The group's rating from Standard and Poors is AA- ("very strong") with a Stable outlook; Aa3 ("excellent") with a Stable outlook from Moody's; and A ("excellent") with a Positive outlook from A M Best. These ratings continue to reflect our strong competitive position, positive strategic management, strong and diversified underlying earnings profile and very strong liquidity position.

C1 - Capital management objectives and approach continued

Economic capital
We use a risk-based capital model to assess economic capital requirements and to aid in risk and capital management across the group. The model is based on a framework for identifying the risks to which business units, and the group as a whole, are exposed. A mixture of scenario based approaches and stochastic models are used to capture market risk, credit risk, insurance risk and operational risk. Scenarios are specified centrally to provide consistency across businesses and to achieve a minimum standard. Where appropriate, businesses also supplement these with additional risk models and stressed scenarios specific to their own risk profile. When aggregating capital requirements at business unit and group level, we allow for diversification benefits between risks and between businesses, with restrictions to allow for non-fungibility of capital when appropriate. This means that the aggregate capital requirement is less than the sum of capital required to cover all of the individual risks.
      This model is used to support our Individual Capital Assessments (ICA) which are reported to the FSA for all our UK regulated insurance businesses. The FSA uses the results of our ICA process when setting target levels of capital for our UK regulated insurance businesses. In line with FSA requirements, the ICA estimates the capital required to mitigate the risk of insolvency to a 99.5% confidence level over a one year time horizon (equivalent to events occurring in 1 out of 200 years) against financial and non-financial tests.
      The financial modelling techniques employed in economic capital enhance our practice of risk and capital management. They enable understanding of the impact of the interaction of different risks allowing us to direct risk management activities appropriately. These same techniques are employed to enhance product pricing and capital allocation processes. Unlike more traditional regulatory capital measures, economic capital also recognises the value of longer term profits emerging from in-force and new business, allowing for consideration of longer term value emergence as well as shorter term net worth volatility in our risk and capital management processes. We continue to develop our economic capital modelling capability for all our businesses as part of our development programme to increase the focus on economic capital management and meeting the emerging requirements of the Solvency II framework and external agencies.

Solvency II
The development of Solvency II continues in 2011. The European Commission is focused on concluding the development of the Level 2 implementing measures that will establish the technical requirements governing the practical application of Solvency II. The European Commission has published a draft directive ('Omnibus II') proposing some changes, including as expected a change to the date for implementation of Solvency II from 31 October 2012 to 31 December 2012. Aviva continues to actively participate in the development of the requirements through the key European industry working groups and engaging with the FSA and HM Treasury to influence the on-going negotiations in Brussels.
      The European Commission is now giving further consideration to the wording of the implementing measures and is expected to finalise these during 2011.

C2 - Group capital structure
The table below shows how our capital, on an MCEV basis, is deployed by segment and how that capital is funded.

	2010 £m	Restated 2009 £m
Long-term savings	21,793	20,792
General insurance and health	5,613	4,562
Fund management	465	269
Other business	178	(246)
Corporate1	(1,521)	(1,327)
Total capital employed	26,528	24,050
Financed by
Equity shareholders' funds	15,295	13,092
Non-controlling interests	3,977	4,279
Direct capital instrument	990	990
Preference shares	200	200
Subordinated debt	4,572	4,637
External debt	1,494	852
Total capital employed	26,528	24,050

1. "Corporate" includes centrally held tangible net assets, the element of the staff pension scheme deficit or surplus allocated centrally and also reflects internal lending arrangements. These internal lending arrangements, which net out on consolidation, arise in relation to the following:

    -  Aviva International Insurance Limited (AII) acts as both a UK general insurer and as the primary holding company for our foreign subsidiaries. Internal capital management mechanisms in place allocate a portion of the total capital of the company to the UK general insurance operations, giving rise to notional lending between the general insurance and holding company activities. These mechanisms also allow for some of the assets of the general insurance business to be made available for use across the Group.

    -  Certain subsidiaries, subject to continuing to satisfy stand alone capital and liquidity requirements, loan funds to corporate and holding entities. These loans satisfy arms length criteria and all interest payments are made when due.

Total capital employed is financed by a combination of equity shareholders' funds, preference capital, subordinated debt and borrowings.
      At 31 December 2010 we had £26.5 billion (31 December 2009: £24.1 billion) of total capital employed in our trading operations, measured on an MCEV basis.
      Financial leverage, the ratio of external senior and subordinated debt to MCEV capital and reserves, was 31.5% (31 December 2009: 31.6%). Fixed charge cover, which measures the extent to which external interest costs, including subordinated debt interest and preference dividends, are covered by MCEV operating profit was 9.4 times (31 December 2009: 8.7 times).
      At 31 December 2010 the market value of our external debt, subordinated debt, preference shares (including both Aviva plc preference shares of £200 million and General Accident plc preference shares, within non-controlling interest, of £250 million), and direct capital instrument was £7,279 million (31 December 2009: £6,634 million), with a weighted average cost of 4.5% (31 December 2009: 5.0%). The group Weighted Average Cost of Capital (WACC) is 7.8% (31 December 2009: 8.0%) and has been calculated by reference to the cost of equity and the cost of debt at the relevant date. The cost of equity at 31 December 2010 was 9.9% (31 December 2009: 9.8%) based on a risk free rate of 3.4% (31 December 2009: 4.0%), an equity risk premium of 4.0% (31 December 2009: 4.0%) and a market beta of 1.6 (31 December 2009: 1.4).

C2 - Group capital structure continued

Shareholders' funds, including non-controlling interest

	2010 Closing shareholders' funds			Restated 2009 Closing shareholders' funds
	IFRS net asset £m	Internally generated AVIF £m	Total Equity £m	IFRS net asset £m	Internally generated AVIF £m	Total Equity £m
Life assurance
United Kingdom	4,805	1,756	6,561	4,454	1,343	5,797
France	1,700	1,490	3,190	1,707	1,386	3,093
Ireland	1,171	78	1,249	1,139	201	1,340
Italy	1,256	238	1,494	1,405	290	1,695
Poland	279	1,002	1,281	239	1,073	1,312
Spain	1,291	467	1,758	1,288	662	1,950
Other Europe	270	139	409	435	(87)	348
Aviva Europe	5,967	3,414	9,381	6,213	3,525	9,738
Delta Lloyd	4,027	(1,197)	2,830	2,983	(49)	2,934
Europe	9,994	2,217	12,211	9,196	3,476	12,672
North America	3,500	(1,383)	2,117	3,072	(1,490)	1,582
Asia Pacific	757	147	904	595	146	741
	19,056	2,737	21,793	17,317	3,475	20,792
General insurance and health
United Kingdom	2,895	-	2,895	1,876	-	1,876
France	434	-	434	410	-	410
Ireland	387	-	387	450	-	450
Other Europe	300	-	300	329	-	329
Aviva Europe	1,121	-	1,121	1,189	-	1,189
Delta Lloyd	531	-	531	545	-	545
Europe	1,652	-	1,652	1,734	-	1,734
North America	1,021	-	1,021	928	-	928
Asia Pacific	45	-	45	24	-	24
	5,613	-	5,613	4,562	-	4,562
Fund management	465	-	465	269	-	269
Other business	178	-	178	(246)	-	(246)
Corporate	(1,521)	-	(1,521)	(1,327)	-	(1,327)
Total capital employed	23,791	2,737	26,528	20,575	3,475	24,050
Subordinated debt	(4,572)	-	(4,572)	(4,637)	-	(4,637)
External debt	(1,494)	-	(1,494)	(852)	-	(852)
Total equity	17,725	2,737	20,462	15,086	3,475	18,561
Less:
Non-controlling interests			(3,977)			(4,279)
Direct capital instruments			(990)			(990)
Preference capital			(200)			(200)
Equity shareholders' funds			15,295			13,092
Less: goodwill and intangibles1			(4,473)			(4,628)
Equity shareholders funds' excluding goodwill and intangibles			10,822			8,464

1. Goodwill and intangibles comprise £3,391 million (31 December 2009: £3,381 million) of goodwill in subsidiaries, £1,357 million (31 December 2009: £1,367 million) of intangibles in subsidiaries, £156 million (31 December
   2009: £150 million) of goodwill and intangibles in joint ventures and £80 million (31 December 2009: £264 million) of goodwill in associates, net of associated deferred tax liabilities of £261 million (31 December 2009: £271 million) and the minority share of intangibles of £250 million (31 December 2009: £263 million).

C3 Analysis of return on capital employed

C3 i - Analysis of IFRS return on capital employed
				2010
	Operating return1		Opening shareholders' funds including non-controlling interests £m	Return on capital %
	Before tax £m	After tax £m
Life assurance	2,318	1,774	17,317	10.2%
General insurance and health	993	720	4,562	15.8%
Fund management	201	141	269	52.4%
Other business	(220)	(155)	(246)	63.0%
Corporate2	(419)	(322)	(1,327)	24.3%
Return on total capital employed	2,873	2,158	20,575	10.5%
Subordinated debt	(290)	(209)	(4,637)	4.5%
External debt	(33)	(24)	(852)	2.8%
Return on total equity	2,550	1,925	15,086	12.8%
Less: Non-controlling interests		(332)	(3,540)	9.4%
Direct capital instrument		(42)	(990)	4.2%
Preference capital		(17)	(200)	8.5%
Return on equity shareholders' funds		1,534	10,356	14.8%

1. The operating return is based upon group IFRS operating profit, which is stated before impairment of goodwill, amortisation of intangibles, exceptional items and investment variance.

2. The 'Corporate' loss before tax of £419 million comprises costs of £143 million, net finance charge on the main UK pension scheme of £87 million and interest on internal lending arrangements of £246 million offset by investment return of £57 million.

	2009
	Operating return1		Opening shareholders' funds including non-controlling interests £m	Return on capital %
	Before tax £m	After tax £m
Life assurance	1,887	1,405	16,581	8.5%
General insurance and health	919	660	5,516	12.0%
Fund management	133	93	340	27.4%
Other business	(214)	(152)	(199)	76.4%
Corporate2	(368)	(290)	(2,140)	13.6%
Return on total capital employed	2,357	1,716	20,098	8.5%
Subordinated debt	(293)	(211)	(4,606)	4.6%
External debt	(42)	(30)	(919)	3.3%
Return on total equity	2,022	1,475	14,573	10.1%
Less: Non-controlling interests		(193)	(2,204)	8.8%
Direct capital instrument		(44)	(990)	4.4%
Preference capital		(17)	(200)	8.5%
Return on equity shareholders' funds		1,221	11,179	10.9%

1. The operating return is based upon group IFRS operating profit, which is stated before impairment of goodwill, amortisation of intangibles, exceptional items and investment variance.
2. The 'Corporate' loss before tax of £368 million comprises costs of £108 million, net finance charge on the main UK pension scheme of £74 million and interest on internal lending arrangements of £227 million offset by investment return of £41 million.

C3 Analysis of return on capital employed continued

C3 ii - Analysis of MCEV return on capital employed
	2010
	Operating return1		Restated Opening shareholders' funds including non-controlling interests £m	Return on capital %
	Before tax £m	After tax £m
Life assurance
United Kingdom	1,085	778	5,797	13.4%
France	971	637	3,093	20.6%
Ireland	37	31	1,340	2.3%
Italy	266	180	1,695	10.6%
Poland	377	306	1,312	23.3%
Spain	319	224	1,950	11.5%
Other Europe	43	33	348	9.5%
Aviva Europe	2,013	1,411	9,738	14.5%
Delta Lloyd	83	61	2,934	2.1%
Europe	2,096	1,472	12,672	11.6%
North America	289	188	1,582	11.9%
Asia Pacific	109	85	741	11.5%
	3,579	2,523	20,792	12.1%
General insurance and health
United Kingdom2	522	376	1,876	20.0%
France	76	62	410	15.1%
Ireland	51	45	450	10.0%
Other Europe	(18)	(15)	329	(4.6)%
Aviva Europe	109	92	1,189	7.7%
Delta Lloyd	146	106	545	19.4%
Europe	255	198	1,734	11.4%
North America	222	151	928	16.3%
Asia Pacific	(6)	(5)	24	(20.8)%
	993	720	4,562	15.8%
Fund management	125	87	269	32.3%
Other business	(195)	(138)	(246)	56.1%
Corporate3	(419)	(322)	(1,327)	24.3%
Return on total capital employed	4,083	2,870	24,050	11.9%
Subordinated debt	(290)	(209)	(4,637)	4.5%
External debt	(33)	(24)	(852)	2.8%
Return on total equity	3,760	2,637	18,561	14.2%
Less: Non-controlling interests		(426)	(4,279)	10.0%
Direct capital instrument		(42)	(990)	4.2%
Preference capital		(17)	(200)	8.5%
Return on equity shareholders' funds		2,152	13,092	16.4%

1. The operating return is based upon group MCEV operating profit, which is stated before impairment of goodwill, amortisation of intangibles, exceptional items and investment variance.
2. Opening shareholders' funds includes the impact of allocating a share of the UK pension scheme deficit, which lowers shareholders' funds and increases annualised return on capital.

3. The 'Corporate' loss before tax of £419 million comprises costs of £143 million, net finance charge on the main UK pension scheme of £87 million and interest on internal lending arrangements of £246 million offset by investment return of £57 million.

C3 Analysis of return on capital employed continued

C3 ii - Analysis of MCEV return on capital employed continued
	Restated 2009
	Operating return1		Restated Opening shareholders' funds including non-controlling interests £m	Return on capital %
	Before tax £m	After tax £m
Life assurance
United Kingdom	787	567	5,069	11.2%
France	785	515	2,872	17.9%
Ireland	64	55	1,492	3.7%
Italy	216	147	1,671	8.8%
Poland	499	404	1,415	28.6%
Spain	113	79	2,189	3.6%
Other Europe	27	23	335	6.9%
Aviva Europe	1,704	1,223	9,974	12.3%
Delta Lloyd	640	469	3,005	15.6%
Europe	2,344	1,692	12,979	13.0%
North America	266	266	750	35.5%
Asia Pacific	101	71	981	7.2%
	3,498	2,596	19,779	13.1%
General insurance and health
United Kingdom2	494	356	2,592	13.7%
France	96	63	400	15.8%
Ireland	57	50	545	9.2%
Other Europe	(21)	(15)	377	(4.0)%
Aviva Europe	132	98	1,322	7.4%
Delta Lloyd	143	104	705	14.8%
Europe	275	202	2,027	10.0%
North America	144	98	878	11.2%
Asia Pacific	6	4	19	21.1%
	919	660	5,516	12.0%
Fund management	51	36	340	10.6%
Other business	(173)	(121)	(199)	60.8%
Corporate3	(368)	(290)	(2,140)	13.6%
Return on total capital employed	3,927	2,881	23,296	12.4%
Subordinated debt	(293)	(211)	(4,606)	4.6%
External debt	(42)	(30)	(919)	3.3%
Return on total equity	3,592	2,640	17,771	14.9%
Less: Non-controlling interests		(378)	(3,109)	12.2%
Direct capital instrument		(44)	(990)	4.4%
Preference capital		(17)	(200)	8.5%
Return on equity shareholders' funds		2,201	13,472	16.3%

1. The operating return is based upon group MCEV operating profit, which is stated before impairment of goodwill, amortisation of intangibles, exceptional items and investment variance.
   2. Opening shareholders' funds includes the impact of allocating a share of the UK pension scheme deficit, which lowers shareholders' funds and increases annualised return on capital.

3. The 'Corporate' loss before tax of £368 million comprises costs of £108 million, net finance charge on the main UK pension scheme of £74 million and interest on internal lending arrangements of £227 million offset by investment return of £41 million.

C4 - Capital generation and utilisation

The active management of the generation and utilisation of capital is a primary Group focus, with the balancing of new business investment and shareholder distribution with operational capital generation a key financial priority.
      The 2010 result of £1.7 billion represents a £0.7 billion increase on 2009 and reinforces our confidence in the capital generation position of the Group. This excludes the negative impact of the Delta Lloyd longevity assumption change of £0.2 billion which is included in the MCEV existing business free surplus generated.
      Profits from existing life business remain strong, generating £2.1 billion of capital1 (31 December 2009: £1.9 billion), with a further £0.6 billion (31 December 2009: £0.6 billion) generated by the general insurance, fund management and non-insurance businesses. Capital invested in new business has reduced significantly to £1.0 billion (31 December 2009: £1.5 billion), benefiting in particular from management actions to improve capital efficiency in the US business, the utilisation of the RIEESA to finance new business in UK Life and reduced required capital on general insurance business.

	2010 £bn	2009 £bn
Operational capital generation:
Life in-force profits1	2.1	1.9
General insurance, fund management and non-insurance profits	0.6	0.6
Operational capital generated before investment in new business	2.7	2.5
Capital invested in new business	(1.0)	(1.5)
Operational capital generated after investment in new business	1.7	1.0
1. Life in-force profits excludes the negative impact of the Delta Lloyd longevity assumption change of £0.2 billion which is included in the MCEV analysis of free surplus generated.

Operational capital generation comprises the following components:
- Operating Free surplus emergence, including release of required capital, for the life in-force business (net of tax and minorities);
- IFRS operating profits for the general insurance and non-life businesses (net of tax and minorities);

-    Capital invested in new business. For the life business this is the impact of initial and required capital on free surplus. For general insurance businesses this reflects the movement in required capital, which we have assumed to equal two times the regulatory minimum. Where appropriate, the movement in capital requirements excludes the impact of foreign exchange movements.

As well as financing new business investment, operational capital generated is used to finance corporate costs, service the Group's debt capital and to finance shareholder dividend distributions. After taking these items into account the net operational capital generated after financing is a £0.6 billion surplus, a strong improvement on the 2009 position.

	2010 £bn	2009 £bn
Operational capital generated after investment in new business	1.7	1.0
Interest, corporate and other costs	(0.6)	(0.5)
External dividend net of scrip	(0.5)	(0.6)
Net operational capital generation after financing	0.6	(0.1)

C5 - Capital required to write new business, internal rate of return and payback period

As set out above, the group generates a significant amount of capital each year. This capital generation supports both shareholder distribution and reinvestment in new business. The internal rates of return on new business written during the period are set out below.

2010	Initial capital £m	Required capital £m	Total invested capital £m	IRR %	Payback period years
United Kingdom	98	198	296	15%	7
France	34	202	236	9%	9
Ireland	34	17	51	5%	11
Italy	32	183	215	11%	6
Poland	16	9	25	25%	4
Spain	25	80	105	22%	4
Other Europe	41	16	57	14%	6
Aviva Europe	182	507	689	13%	7
Delta Lloyd	106	112	218	6%	16
Europe	288	619	907	11%	9
North America	65	366	431	14%	4
Asia Pacific	62	34	96	11%	13
Total	513	1,217	1,730	12.5%	8

2009	Initial capital £m	Required capital £m	Total invested capital £m	IRR %	Payback period Years
United Kingdom	109	133	242	14%	8
France	53	169	222	9%	9
Ireland	56	23	79	6%	10
Italy	27	156	183	10%	7
Poland	20	9	29	22%	5
Spain	25	72	97	26%	3
Other Europe	43	7	50	12%	8
Aviva Europe	224	436	660	13%	7
Delta Lloyd	116	140	256	6%	33
Europe	340	576	916	11%	15
North America	162	376	538	7%	14
Asia Pacific	60	59	119	8%	20
Total	671	1,144	1,815	10.0%	14

The capital invested data above is stated gross of non-controlling interests and valued on a point of sale basis. This differs from the analysis of life and pensions earnings in notes E7 and E12 which is stated net of minorities, valued on a year-end basis and benefits from the writing of new business in the UK Life RIEESA. The reconciliation is as follows:

2010	£m
Total capital invested	1,730
Non-controlling interests	(304)
Benefit of RIEESA on new business funding	(104)
Timing differences (point of sale versus year end basis)	(72)
New business impact on free surplus	1,250

C6 - Regulatory capital

Individual regulated subsidiaries measure and report solvency based on applicable local regulations, including in the UK the regulations established by the Financial Services Authority (FSA). These measures are also consolidated under the European Insurance Groups Directive (IGD) to calculate regulatory capital adequacy at an aggregate group level, where we have a regulatory obligation to have a positive position at all times. This measure represents the excess of the aggregate value of regulatory capital employed in our business over the aggregate minimum solvency requirements imposed by local regulators, excluding the surplus held in the UK and Ireland with-profit life funds. The minimum solvency requirement for our European businesses is based on the Solvency 1 Directive. In broad terms, for EU operations, this is set at 4% and 1% of non-linked and unit-linked life reserves respectively and for our general insurance portfolio of business is the higher of 18% of gross premiums or 26% of gross claims, in both cases adjusted to reflect the level of reinsurance recoveries. For our major non-European businesses (the US, and Canada) a risk charge on assets and liabilities approach is used.

Regulatory capital - Group: European Insurance Groups Directive (IGD)
	UK life funds £bn	Other business £bn	Total 2010 £bn	Total 2009 £bn
Insurance Groups Directive (IGD) capital resources	6.0	10.3	16.3	15.7
Less: capital resource requirement	(6.0)	(6.5)	(12.5)	(11.2)
Insurance Group Directive (IGD) excess solvency	-	3.8	3.8	4.5
Cover over EU minimum (calculated excluding UK life funds)			1.6 times	1.7 times

The EU Insurance Groups Directive (IGD) regulatory capital solvency surplus has decreased by £0.7 billion since 31 December 2009 to £3.8 billion. The key movements over the period are set out in the following table:

£bn
IGD solvency surplus at 31 December 2009	4.5
Operating profits net of other income and expenses	1.0
Dividends net of scrip	(0.5)
Market movements including foreign exchange	(0.2)
Pension scheme funding	(0.3)
Increase in Capital Resource Requirement	(0.3)
Acquisitions (River Road and other small transactions)	(0.2)
Other	(0.2)
Estimated IGD solvency surplus at 31 December 2010	3.8

Market movements include the impact of equity, credit spread, interest rate and foreign exchange movements net of the effect of hedging instruments.

Reconciliation of Group IGD capital resources to FRS 27 capital
The reconciliation below provides analysis of differences between our capital resources and the amounts included in the capital statement made in accordance with FRS 27 and disclosed within our consolidated accounts. The Group Capital Adequacy report is prepared in accordance with the FSA valuation rules and brings in capital in respect of the UK Life valued in accordance with FSA regulatory rules excluding surpluses in with-profit funds. The FRS 27 disclosure brings in the realistic value of UK Life capital resources. As the two bases differ greatly, the reconciliation below is presented by removing the restricted regulatory assets and then replacing them with the unrestricted realistic assets.

2010 £bn
Total capital and reserves (IFRS basis)	17.7
Plus: Other qualifying capital	5.0
Plus: UK unallocated divisible surplus	2.1
Less: Goodwill, acquired AVIF and intangible assets	(6.5)
Less: Adjustments onto a regulatory basis	(2.0)
Group Capital Resources on regulatory basis	16.3
The Group Capital Resources can be analysed as follows:
Core Tier 1 Capital	13.6
Innovative Tier 1 Capital	1.0
Total Tier 1 Capital	14.6
Upper Tier 2 Capital	1.8
Lower Tier 2 Capital	3.6
Group Capital Resources Deductions	(3.7)
Group Capital Resources on regulatory basis (Tier 1 & Tier 2 Capital)	16.3
Less: UK life restricted regulatory assets	(7.2)
Add: UK life unrestricted realistic assets	6.1
Add: Overseas UDS - restricted asset	1.4
Total FRS 27 capital	16.6

C6 - Regulatory capital continued

Regulatory capital - Long-term businesses
For our non-participating worldwide life assurance businesses, our capital requirements, expressed as a percentage of the EU minimum, are set for each business unit as the higher of:
■ The level of capital at which the local regulator is empowered to take action;
■ The capital requirement of the business unit under the group's economic capital requirements; and
■ The target capital level of the business unit.

The required capital across our life businesses varies between 100% and 325% of EU minimum or equivalent. The weighted average level of required capital for our non-participating life business, expressed as a percentage of the EU minimum (or equivalent) solvency margin has decreased to 129% (31 December 2009: 130%).
      These levels of required capital are used in the calculation of the group's embedded value to evaluate the cost of locked in capital. At 31 December 2010 the aggregate regulatory requirements based on the EU minimum test amounted to £6.8 billion (31 December 2009: £6.1 billion). At this date, the actual net worth held in our long-term business was £10.0 billion (31 December 2009: £9.8 billion) which represents 147% (31 December 2009: 159%) of these minimum requirements.

Regulatory capital - UK Life with-profits funds
The available capital of the with-profit funds is represented by the realistic inherited estate. The estate represents the assets of the long-term with-profit funds less the realistic liabilities for non-profit policies within the funds, less asset shares aggregated across the with-profit policies and any additional amounts expected at the valuation date to be paid to in-force policyholders in the future in respect of smoothing costs, guarantees and promises. Realistic balance sheet information is shown below for the three main UK with-profit funds: Old With-Profit Sub Fund (OWPSF), New With-Profit Sub Fund (NWPSF) and With-Profit Sub-Fund (WPSF). These realistic liabilities have been included within the long-term business provision and the liability for insurance and investment contracts on the consolidated IFRS balance sheet at 31 December 2010 and 31 December 2009.

		2010					2009
	Estimated realistic assets £bn	Realistic liabilities1 £bn	Estimated realistic inherited estate2 £bn	Support Arrangement3 £bn	Estimated risk Capital Margin5 £bn	Estimated excess £bn	Estimated excess £bn
NWPSF	20.8	(20.8)	-	1.2	(0.4)	0.8	0.6
OWPSF	3.1	(2.8)	0.3	-	(0.1)	0.2	0.1
WPSF4	20.4	(18.6)	1.8	-	(0.4)	1.4	1.4
Aggregate	44.3	(42.2)	2.1	1.2	(0.9)	2.4	2.1

1. These realistic liabilities include the shareholders' share of future bonuses of £0.7 billion (31 December 2009: £0.6 billion). Realistic liabilities adjusted to eliminate the shareholders' share of future bonuses are £41.5 billion (31
    December 2009: £42.1 billion). These realistic liabilities make provision for guarantees, options and promises on a market consistent stochastic basis. The value of the provision included within realistic liabilities is £1.9 billion,
    £0.3 billion and £3.1 billion for NWPSF, OWPSF and WPSF respectively (31 December 2009: £2.2 billion, £0.3 billion and £3.1 billion).

2. Estimated realistic inherited estate at 31 December 2009 was £nil, £0.2 billion and £1.6 billion for NWPSF, OWPSF and WPSF respectively.

3. The support arrangement represents the reattributed estate of £1.2 billion at 31 December 2010 (31 December 2009: £1.1 billion) held within the non-profit fund with WPSF included within the other UK Life operations.

4. The WPSF fund includes the Provident Mutual (PM) fund which has realistic assets and liabilities of £1.7 billion and therefore does not contribute to the realistic inherited estate.
5. The risk capital margin (RCM) is 3.7 times covered by the inherited estate and support arrangement (31 December 2009: 3.6 times).

Investment mix
The aggregate investment mix of the assets in the three main with-profit funds was:

	2010%	2009%
Equity	26%	21%
Property	16%	12%
Fixed interest	57%	59%
Other	1%	8%

The equity backing ratios, including property, supporting with-profit asset shares are 69% in NWPSF and OWPSF, and 68% in WPSF.

C7 - IFRS Sensitivity analysis

The Group uses a number of sensitivity test-based risk management tools to understand the volatility of earnings, the volatility of its capital requirements, and to manage its capital more efficiently. Primarily, MCEV, ICA, and scenario analysis are used. Sensitivities to economic and operating experience are regularly produced on all of the Group's financial performance measurements to inform the Group's decision making and planning processes, and as part of the framework for identifying and quantifying the risks that each of its business units, and the Group as a whole are exposed to.
      For long-term business in particular, sensitivities of MCEV performance indicators to changes in both economic and noneconomic experience are continually used to manage the business and to inform the decision making process. More information on MCEV sensitivities can be found in the presentation of results on an MCEV basis in the supplementary section of this report.

Life insurance and investment contracts
The nature of long-term business is such that a number of assumptions are made in compiling these financial statements. Assumptions are made about investment returns, expenses, mortality rates, and persistency in connection with the in-force policies for each business unit. Assumptions are best estimates based on historic and expected experience of the business. A number of the key assumptions for the Group's central scenario are disclosed elsewhere in these statements for both IFRS reporting and reporting under MCEV methodology.

General insurance and health business
General insurance and health claim liabilities are estimated by using standard actuarial claims projection techniques.
      These methods extrapolate the claims development for each accident year based on the observed development of earlier years. In most cases, no explicit assumptions are made as projections are based on assumptions implicit in the historic claims.

Sensitivity test results
Illustrative results of sensitivity testing for long-term business, general insurance and health business and the fund management and non-insurance business are set out below. For each sensitivity test the impact of a reasonably possible change in a single factor is shown, with other assumptions left unchanged.

Sensitivity factor	Description of sensitivity factor applied
Interest rate and investment return
The impact of a change in market interest rates by a 1% increase or decrease. The test allows consistently for similar changes to investment returns and movements in the market value of backing fixed interest securities.

Equity/property market values	The impact of a change in equity/property market values by ± 10%.
Expenses	The impact of an increase in maintenance expenses by 10%.
Assurance mortality/morbidity (life insurance only)	The impact of an increase in mortality/morbidity rates for assurance contracts by 5%.
Annuitant mortality (life insurance only)	The impact of a reduction in mortality rates for annuity contracts by 5%.
Gross loss ratios (non-life insurance only)	The impact of an increase in gross loss ratios for general insurance and health business by 5%.

Long-term businesses
	2010
Impact on profit before tax £m	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Assurance mortality +5%	Annuitant mortality -5%
Insurance participating	(55)	(235)	65	(125)	(45)	(10)	(45)
Insurance non-participating	(220)	265	55	(55)	(20)	(45)	(310)
Investment participating	(15)	15	35	(70)	(15)	-	-
Investment non-participating	(30)	35	15	(15)	(5)	-	-
Assets backing life shareholders' funds	15	(15)	160	(155)	-	-	-
Total	(305)	65	330	(420)	(85)	(55)	(355)

	2010
Impact on shareholders' equity before tax £m	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Assurance mortality +5%	Annuitant mortality -5%
Insurance participating	(85)	(190)	65	(125)	(45)	(10)	(45)
Insurance non-participating	(590)	680	240	(240)	(20)	(45)	(310)
Investment participating	(15)	15	35	(70)	(15)	-	-
Investment non-participating	(110)	125	15	(15)	(5)	-	-
Assets backing life shareholders' funds	(90)	90	280	(275)	-	-	-
Total	(890)	720	635	(725)	(85)	(55)	(355)

C7 - IFRS Sensitivity analysis continued

Long-term businesses
	2009
Impact on profit before tax £m	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Assurance mortality +5%	Annuitant mortality -5%
Insurance participating	(20)	(275)	15	(35)	(15)	(5)	(40)
Insurance non-participating	(190)	270	35	(35)	(25)	(40)	(280)
Investment participating	(65)	(15)	20	(30)	(15)	-	-
Investment non-participating	(30)	45	20	(20)	(5)	-	-
Assets backing life shareholders' funds	(10)	10	135	(140)	-	-	-
Total	(315)	35	225	(260)	(60)	(45)	(320)

	2009
Impact on shareholders' equity before tax £m	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Assurance mortality +5%	Annuitant mortality -5%
Insurance participating	(40)	(235)	20	(40)	(15)	(5)	(40)
Insurance non-participating	(380)	535	220	(220)	(25)	(40)	(280)
Investment participating	(65)	(15)	20	(30)	(15)	-	-
Investment non-participating	(80)	125	20	(20)	(5)	-	-
Assets backing life shareholders' funds	(65)	85	215	(215)	-	-	-
Total	(630)	495	495	(525)	(60)	(45)	(320)

The different impacts of the economic sensitivities on profit and shareholders' equity arise from classification of certain assets as available for sale in some business units, for which movements in unrealised gains or losses would be taken directly to shareholders' equity.
      The sensitivities to economic movements relate mainly to business in the UK, US and the Netherlands. In general a fall in market interest rates has a beneficial impact on non-participating business and shareholders' funds, due to the increase in market value of fixed interest securities and the relative durations of assets and liabilities; similarly a rise in interest rates has a negative impact. In the US most debt securities are classified as available for sale, which limits the overall sensitivity of IFRS profit to interest rate movements. The sensitivity to movements in equity and property market values relates mainly to holdings in the Netherlands, although the impact on IFRS profit is moderated by the classification of equities as available for sale.
      Changes in sensitivities between 2009 and 2010 reflect movements in market interest rates, portfolio growth, changes to asset mix and the relative durations of assets and liabilities and asset liability management actions.
      Investment variances of £791 million in 2010 include £1,010 million relating to Delta Lloyd. Of this, around £800 million is due to differing movements in asset and liability yield curves while the remainder primarily relates to gains on interest rate derivatives. Liabilities in Delta Lloyd are discounted using a yield curve based on a fully collateralised AAA bond portfolio. The discount rate increased in 2010 as an increase of around 80bps in credit spreads on collateralised bonds was only partly offset by lower risk-free yields. As a result, whilst lower interest rates increased the market value of assets, this has not been offset by a corresponding movement in liabilities. The AAA collateralised bond spread movement in the year reflected the perceived risk regarding the curve's components which include bonds issued by Spanish savings banks and a range of other European organisations. If spreads were to reduce, this would increase the insurance liabilities and this increase may not be offset by a corresponding increase in asset values. Changes to the Delta Lloyd curve, which can generate gains or losses, can therefore significantly impact profit before tax and shareholders' equity and the magnitude of this sensitivity is illustrated by the £800 million profit before tax and increase in shareholders' equity experienced in 2010.
      The mortality sensitivities relate primarily to the UK.
The impact on the Group's results from sensitivity to these assumptions can also be found in the MCEV sensitivities included in the alternative method of reporting long-term business profits section.

C7 - IFRS Sensitivity analysis continued

General insurance and health businesses
	2010
Impact on profit before tax £m	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Gross loss ratios +5%
Gross of reinsurance	(305)	300	95	(100)	(135)	(325)
Net of reinsurance	(360)	365	95	(100)	(135)	(315)

	2010
Impact on shareholders' equity before tax £m	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Gross loss ratios +5%
Gross of reinsurance	(305)	300	95	(100)	(35)	(325)
Net of reinsurance	(360)	365	95	(100)	(35)	(315)

	2009
Impact on profit before tax £m	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Gross loss ratios +5%
Gross of reinsurance	(310)	295	105	(110)	(135)	(345)
Net of reinsurance	(365)	365	105	(110)	(135)	(330)

	2009
Impact on shareholders' equity before tax £m	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Gross loss ratios +5%
Gross of reinsurance	(310)	295	105	(110)	(35)	(345)
Net of reinsurance	(365)	365	105	(110)	(35)	(330)

For general insurance, the impact of the expense sensitivity on profit also includes the increase in ongoing administration expenses, in addition to the increase in the claims handling expense provision.

Fund management and non-insurance businesses
	2010
Impact on profit before tax £m	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%
Total	5	(5)	15	35

	2010
Impact on shareholders' equity before tax £m	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%
Total	(30)	40	20	30

	2009
Impact on profit before tax £m	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%
Total	(20)	25	70	(30)

	2009
Impact on shareholders' equity before tax £m	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%
Total	(40)	55	80	(50)

The sensitivity of the Group's fund management and non-insurance business to movements in equity and property markets includes the impact of hedging instruments held at Group Centre.

C7 - IFRS Sensitivity analysis continued

Limitations of sensitivity analysis
The previous tables demonstrate the effect of a change in a key assumption while other assumptions remain unchanged. In reality, there is a correlation between the assumptions and other factors. It should also be noted that these sensitivities are non-linear, and larger or smaller impacts should not be interpolated or extrapolated from these results.
      The sensitivity analyses do not take into consideration that the Group's assets and liabilities are actively managed. Additionally, the financial position of the Group may vary at the time that any actual market movement occurs. For example, the Group's financial risk management strategy aims to manage the exposure to market fluctuations.
      As investment markets move past various trigger levels, management actions could include selling investments, changing investment portfolio allocation, adjusting bonuses credited to policyholders, and taking other protective action.
      A number of the business units use passive assumptions to calculate their long-term business liabilities. Consequently, a change in the underlying assumptions may not have any impact on the liabilities, whereas assets held at market value in the statement of financial position will be affected. In these circumstances, the different measurement bases for liabilities and assets may lead to volatility in shareholder equity. Similarly, for general insurance liabilities, the interest rate sensitivities only affect profit and equity where explicit assumptions are made regarding interest (discount) rates or future inflation.
      Other limitations in the above sensitivity analyses include the use of hypothetical market movements to demonstrate potential risk that only represent the Group's view of possible near-term market changes that cannot be predicted with any certainty; and the assumption that all interest rates move in an identical fashion.

Analysis of Assets

As an insurance business, Aviva Group holds a variety of assets to match the characteristics and duration of its insurance liabilities. Appropriate and effective asset liability matching (on an economic basis) is the principal way in which we manage our investments. In addition, to support this, we also use a variety of hedging and other risk management strategies to diversify away residual mis-match risk that is outside of our risk appetite.

D1 - Total assets - Shareholder/policyholder exposure to risk

2010	Policyholder assets £m	Participating fund assets £m	Shareholder assets £m	Total assets analysed £m	Less assets of operations classified as held for sale £m	Balance sheet total £m
Goodwill and acquired value of in-force business and intangible assets	-	-	6,197	6,197	-	6,197
Interests in joint ventures and associates	591	519	1,541	2,651	(14)	2,637
Property and equipment	-	124	626	750	-	750
Investment property	4,015	7,062	1,987	13,064	-	13,064
Loans	35	8,314	34,725	43,074	-	43,074
Financial investments
Debt securities	16,150	85,414	65,918	167,482	-	167,482
Equity securities	31,441	12,308	5,327	49,076	-	49,076
Other investments	26,814	6,608	3,308	36,730	-	36,730
Reinsurance assets	1,215	719	5,150	7,084	-	7,084
Deferred tax assets	-	-	288	288	-	288
Current tax assets	-	-	198	198	-	198
Receivables and other financial assets	173	2,192	5,930	8,295	-	8,295
Deferred acquisition costs and other assets	123	80	5,869	6,072	-	6,072
Prepayments and accrued income	133	1,253	2,305	3,691	-	3,691
Cash and cash equivalents	4,772	12,194	8,489	25,455	-	25,455
Assets of operations classified as held for sale	-	-	-	-	14	14
Total	85,462	136,787	147,858	370,107	-	370,107
Total %	23.0%	37.0%	40.0%	100.0%	-	100.0%
2009	80,796	135,628	137,967	354,391	-	354,391
2009%	22.8%	38.3%	38.9%	100.0%	-	100.0%

As at 31 December 2010, 40.0% of our total asset base was shareholder assets, 37.0% participating assets where Aviva shareholders have partial exposure, and 23.0% policyholder assets where Aviva shareholders have no exposure. Of the total assets, investment property, loans and financial investments comprised £309.4 billion, compared to £292.2 billion at 2009. As a result of the 2009 investment reclassifications, shareholder assets as a percentage of total assets have increased by 0.5% (from 38.4% as previously reported in 2009 to 38.9%).
      During 2010, the Group has continued to refine its classification of assets. Where relevant, 2009 comparative amounts in the tables that follow have been adjusted accordingly.
      The Group undertook a review of investment classifications during 2010, the allocation of assets between shareholder, participating and policyholder funds, and credit rating classifications, with the following effect on 2009 previously reported amounts:
■ In our Spanish business debt securities of £2,362 million and equity securities of £10 million previously recognised as participating fund assets have been reclassified as shareholder assets.

■ In our UK Life business, investments and other assets backing indexed linked policies previously recognised as policyholder assets have been reclassified as shareholder assets. Reclassified assets total £1,890 million, split
       £1,214 million debt securities, £551 million loans, £97 million other investments and £28 million reinsurance assets.

■ In our business in France, equity and debt securities held indirectly through majority owned consolidated mutual funds managed by third parties previously presented as unit trusts and other investment vehicles within other investments, are now presented as equity and debt securities. The effect is to increase equity and debt securities by £2,085 million and £1,247 million respectively and decrease unit trusts and other investment vehicles within other investments by £3,332 million. The fair value hierarchy of the reclassified investments remains the same, except for £50 million equity securities considered Level 3, which were previously treated as Level 1 when classified as other investments.

■ In our businesses in the UK, the credit ratings of certain non-rated private placements and other bonds totalling £1,917 million have previously been classified according to their internal credit ratings. These are now classified as non-rated.

The net effect of the adjustments above is to increase shareholder assets at 31 December 2009 by £4,262 million and decrease policyholder and participating fund assets by £1,890 million and £2,372 million respectively.
      None of these adjustments affect balances reported in the IFRS primary statements.
Where relevant, 2009 comparative amounts in the table above and those that follow in this section have been adjusted accordingly.

D2 - Total assets - Valuation bases/fair value hierarchy

	2010						2009
Total assets	Fair value £m	Amortised cost £m	Equity accounted /tax assets1 £m	Total £m	Fair value £m	Amortised cost £m	Equity accounted /tax assets1 £m	Total £m
Goodwill and acquired value of in-force business and intangible assets	-	6,197	-	6,197	-	6,241	-	6,241
Interests in joint ventures and associates	-	-	2,651	2,651	-	-	2,982	2,982
Property and equipment	440	310	-	750	415	340	-	755
Investment property	13,064	-	-	13,064	12,430	-	-	12,430
Loans	21,028	22,046	-	43,074	20,890	20,189	-	41,079
Financial investments
Debt securities	167,482	-	-	167,482	161,757	-	-	161,757
Equity securities	49,076	-	-	49,076	45,427	-	-	45,427
Other investments	36,730	-	-	36,730	31,518	-	-	31,518
Reinsurance assets	-	7,084	-	7,084	-	7,572	-	7,572
Deferred tax assets	-	-	288	288	-	-	218	218
Current tax assets	-	-	198	198	-	-	359	359
Receivables and other financial assets	-	8,295	-	8,295	-	9,652	-	9,652
Deferred acquisition costs and other assets	-	6,072	-	6,072	-	5,621	-	5,621
Prepayments and accrued income	-	3,691	-	3,691	-	3,604	-	3,604
Cash and cash equivalents	25,455	-	-	25,455	25,176	-	-	25,176
Total	313,275	53,695	3,137	370,107	297,613	53,219	3,559	354,391
Total %	84.6%	14.5%	0.9%	100.0%	84.0%	15.0%	1.0%	100.0%

1. Within the group's statement of financial position, assets are recognised for deferred tax and current tax. The valuation basis of these assets does not directly fall within any of the categories outlined above. As such, these assets have been reported together with equity accounted within the analysis of the group's assets.

D2 - Total assets - Valuation bases/fair value hierarchy continued

Total assets - Policyholder assets 2010	Fair value £m	Amortised cost £m	Equity accounted/ tax assets1 £m	Total £m
Goodwill and acquired value of in-force business and intangible assets	-	-	-	-
Interests in joint ventures and associates	-	-	591	591
Property and equipment	-	-	-	-
Investment property	4,015	-	-	4,015
Loans	-	35	-	35
Financial investments
Debt securities	16,150	-	-	16,150
Equity securities	31,441	-	-	31,441
Other investments	26,814	-	-	26,814
Reinsurance assets	-	1,215	-	1,215
Deferred tax assets	-	-	-	-
Current tax assets	-	-	-	-
Receivables and other financial assets	-	173	-	173
Deferred acquisition costs and other assets	-	123	-	123
Prepayments and accrued income	-	133	-	133
Cash and cash equivalents	4,772	-	-	4,772
Total	83,192	1,679	591	85,462
Total %	97.3%	2.0%	0.7%	100.0%
2009	77,975	2,465	356	80,796
2009%	96.5%	3.1%	0.4%	100.0%

1. Within the group's statement of financial position, assets are recognised for deferred tax and current tax. The valuation basis of these assets does not directly fall within any of the categories outlined above. As such, these assets have been reported together with equity accounted within the analysis of the group's assets.

Total assets - Participating fund assets 2010	Fair value £m	Amortised cost £m	Equity accounted/ tax assets1 £m	Total £m
Goodwill and acquired value of in-force business and intangible assets	-	-	-	-
Interests in joint ventures and associates	-	-	519	519
Property and equipment	42	82	-	124
Investment property	7,062	-	-	7,062
Loans	1,062	7,252	-	8,314
Financial investments
Debt securities	85,414	-	-	85,414
Equity securities	12,308	-	-	12,308
Other investments	6,608	-	-	6,608
Reinsurance assets	-	719	-	719
Deferred tax assets	-	-	-	-
Current tax assets	-	-	-	-
Receivables and other financial assets	-	2,192	-	2,192
Deferred acquisition costs and other assets	-	80	-	80
Prepayments and accrued income	-	1,253	-	1,253
Cash and cash equivalents	12,194	-	-	12,194
Total	124,690	11,578	519	136,787
Total %	91.1%	8.5%	0.4%	100.0%
2009	122,794	12,237	597	135,628
2009%	90.5%	9.0%	0.5%	100.0%

1. Within the group's statement of financial position, assets are recognised for deferred tax and current tax. The valuation basis of these assets does not directly fall within any of the categories outlined above. As such, these assets have been reported together with equity accounted within the analysis of the group's assets.

D2 - Total assets - Valuation bases/fair value hierarchy continued

Total assets - Shareholder assets 2010	Fair value £m	Amortised cost £m	Equity accounted/ tax assets1 £m	Total £m
Goodwill and acquired value of in-force business and intangible assets	-	6,197	-	6,197
Interests in joint ventures and associates	-	-	1,541	1,541
Property and equipment	398	228	-	626
Investment property	1,987	-	-	1,987
Loans	19,966	14,759	-	34,725
Financial investments
Debt securities	65,918	-	-	65,918
Equity securities	5,327	-	-	5,327
Other investments	3,308	-	-	3,308
Reinsurance assets	-	5,150	-	5,150
Deferred tax assets	-	-	288	288
Current tax assets	-	-	198	198
Receivables and other financial assets	-	5,930	-	5,930
Deferred acquisition costs and other assets	-	5,869	-	5,869
Prepayments and accrued income	-	2,305	-	2,305
Cash and cash equivalents	8,489	-	-	8,489
Total	105,393	40,438	2,027	147,858
Total %	71.3%	27.3%	1.4%	100.0%
2009	96,844	38,517	2,606	137,967
2009%	70.2%	27.9%	1.9%	100.0%

1. Within the group's statement of financial position, assets are recognised for deferred tax and current tax. The valuation basis of these assets does not directly fall within any of the categories outlined above. As such, these assets have been reported together with equity accounted within the analysis of the group's assets.

Financial instruments (including derivatives and loans)
The Group classifies its investments as either financial assets at fair value through profit or loss (FV) or financial assets available for sale (AFS). The classification depends on the purpose for which the investments were acquired, and is determined by local management at initial recognition. The FV category has two subcategories - those that meet the definition as being held for trading and those the Group chooses to designate as FV (referred to in this section as "other than trading").
      In general, the FV category is used as, in most cases, our investment or risk management strategy is to manage our financial investments on a fair value basis. All securities in the FV category are classified as other than trading, except for non-hedge derivatives and a small amount of debt and equity securities, bought with the intention to resell in the short term, which are classified as trading. The AFS category is used where the relevant long-term business liability (including shareholders' funds) is passively managed.
      Loans are carried at amortised cost, except for certain mortgage loans, where we have taken advantage of the fair value option under IAS 39 to present the mortgages, associated borrowings, other liabilities and derivative financial instruments at fair value, since they are managed together on a fair value basis. We believe this presentation provides more relevant information and eliminates any accounting mismatch that would otherwise arise from using different measurement bases for these four items.

Fair value hierarchy
To provide further information on the valuation techniques we use to measure assets carried at fair value, we have categorised the measurement basis for assets carried at fair value into a 'fair value hierarchy' in accordance with the valuation inputs and consistent with IFRS7 Financial Instruments: Disclosures.
■ Inputs to Level 1 fair values are quoted prices (unadjusted) in active markets for identical assets.

■ Inputs to Level 2 fair values are inputs other than quoted prices included within Level 1 that are observable for the asset, either directly or indirectly. If the asset has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset.

■ Inputs to Level 3 fair values are unobservable inputs for the asset. Unobservable inputs may have been used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset at the measurement date (or market information for the inputs to any valuation models). As such, unobservable inputs reflect the assumptions the business unit considers that market participants would use in pricing the asset. Examples are certain private equity investments and private placements.

Fair values sourced from internal models are Level 2 only if substantially all the inputs are market observable. Otherwise fair values sourced from internal models are classified as Level 3.

D2 - Total assets - Valuation bases/fair value hierarchy continued

The table below presents an analysis of investments according to fair value hierarchy:

	Fair value hierarchy
Total assets 2010	Level 1 £m	Level 2 £m	Level 3 £m	Sub-total fair value £m	Amortised cost £m	Less: Assets of operations classified as held for sale £m	Balance sheet total £m
Investment properties	-	13,064	-	13,064	-	-	13,064
Loans	-	21,028	-	21,028	22,046	-	43,074
Debt securities	116,577	42,196	8,709	167,482	-	-	167,482
Equity securities	43,455	4,649	972	49,076	-	-	49,076
Other investments (including derivatives)	29,982	4,080	2,668	36,730	-	-	36,730
Total	190,014	85,017	12,349	287,380	22,046	-	309,426
Total %	61.4%	27.5%	4.0%	92.9%	7.1%	-	100.0%
2009	181,075	79,637	11,310	272,022	20,189	(31)	292,180
2009%	62.0%	27.2%	3.9%	93.1%	6.9%	-	100.0%

At 31 December 2010, the proportion of total financial investments, loans and investment properties classified as Level 1 and Level 2 in the fair value hierarchy were broadly level at 61% (2009: 62%) and 28% (2009: 27%) respectively. At Level 3 (fair valued using models with significant unobservable market parameters) financial investments, loans and investment properties have remained constant at 4% (2009: 4%).

D3 - Analysis of asset quality

D3.1 - Goodwill, Acquired value of in-force business and intangible assets
The group's goodwill, acquired value of in-force business and the majority of other intangible assets have arisen from the group's business combinations. These business combinations include several bancassurance arrangements, which have resulted in £655 million of the total £3,391 million of goodwill and £767 million of the total £2,806 million of other intangible assets. These balances primarily represent the value of bancassurance distribution agreements acquired in these business combinations.
      As at 31 December 2010, the group has assessed the value of these bancassurance related assets and has not identified a need to impair any of these amounts.

D3 - Analysis of asset quality continued

D3.2 - Investment property
	2010				2009
	Fair value hierarchy				Fair value hierarchy
Investment property - Total	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Lease to third parties under operating leases	-	12,924	-	12,924	-	11,750	-	11,750
Vacant investment property/held for capital appreciation	-	140	-	140	-	680	-	680
Total	-	13,064	-	13,064	-	12,430	-	12,430
Total %	-	100.0%	-	100.0%	-	100.0%	-	100.0%

	2010				2009
	Fair value hierarchy				Fair value hierarchy
Investment property - Policyholder assets	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Lease to third parties under operating leases	-	4,015	-	4,015	-	3,319	-	3,319
Vacant investment property/held for capital appreciation	-	-	-	-	-	555	-	555
Total	-	4,015	-	4,015	-	3,874	-	3,874
Total %	-	100.0%	-	100.0%	-	100.0%	-	100.0%

	2010				2009
	Fair value hierarchy				Fair value hierarchy
Investment property - Participating fund assets	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Lease to third parties under operating leases	-	6,990	-	6,990	-	6,320	-	6,320
Vacant investment property/held for capital appreciation	-	72	-	72	-	18	-	18
Total	-	7,062	-	7,062	-	6,338	-	6,338
Total %	-	100.0%	-	100.0%	-	100.0%	-	100.0%

	2010				2009
	Fair value hierarchy				Fair value hierarchy
Investment property - Shareholder assets	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Lease to third parties under operating leases	-	1,919	-	1,919	-	2,110	-	2,110
Vacant investment property/held for capital appreciation	-	68	-	68	-	108	-	108
Total	-	1,987	-	1,987	-	2,218	-	2,218
Total %	-	100.0%	-	100.0%	-	100.0%	-	100.0%

85% (2009: 83%) of investment properties by value are held in unit-linked or participating funds. Investment properties are stated at their market values as assessed by qualified external valuers or by local qualified staff of the group in overseas operations, all with recent relevant experience. Values are calculated using a discounted cash flow approach and are based on current rental income plus anticipated uplifts at the next rent review, assuming no future growth in rental income. This uplift and the discount rate are derived from rates implied by recent market transactions on similar properties. The basis of valuation therefore naturally falls to be classified as Level 2. Valuations are typically undertaken on a quarterly (and in some cases monthly) basis.
      99% (2009: 95%) of investment properties by value are leased to third parties under operating leases, with the remainder either being vacant or held for capital appreciation.

D3 - Analysis of asset quality continued

D3.3 - Loans
The group loan portfolio is principally made up of:
■ Policy loans which are generally collateralised by a lien or charge over the underlying policy;
■ Loans and advances to banks, which primarily relate to loans of cash collateral received in stock lending transactions. These loans are fully collateralised by other securities;
■ Mortgage loans collateralised by property assets; and
■ Other loans, which include loans and advances to customers of our banking business, and to brokers and intermediaries.

Loans with fixed maturities, including policy loans, mortgage loans (at amortised cost) and loans and advances to banks, are recognised when cash is advanced to borrowers. These loans are carried at their unpaid principal balances and adjusted for amortisation of premium or discount, non-refundable loan fees and related direct costs. These amounts are deferred and amortised over the life of the loan as an adjustment to loan yield using the effective interest rate method.
      For certain mortgage loans, the group has taken advantage of the revised fair value option under IAS 39 to present the mortgages, associated borrowings, other liabilities and derivative financial instruments at fair value, since they are managed together on a fair value basis. Due to the illiquid nature of these assets, where fair value accounting is applied, it is done so on a Level 2 basis.

Loans - Total assets 2010	United Kingdom £m	Aviva Europe £m	Delta Lloyd £m	North America £m	Asia Pacific £m	Total £m
Policy loans	40	959	277	439	38	1,753
Loans and advances to banks	4,341	-	1,343	-	-	5,684
Mortgage loans	15,973	4	13,770	2,007	-	31,754
Other loans	53	14	3,731	83	2	3,883
Total	20,407	977	19,121	2,529	40	43,074
Total %	47.4%	2.3%	44.4%	5.9%	-	100.0%
2009	19,077	993	18,797	2,177	35	41,079
2009%	46.5%	2.4%	45.7%	5.3%	0.1%	100.0%

Loans - Total policyholder assets 2010	United Kingdom £m	Aviva Europe £m	Delta Lloyd £m	North America £m	Asia Pacific £m	Total £m
Policy loans	-	-	6	-	-	6
Loans and advances to banks	-	-	-	-	-	-
Mortgage loans	-	-	2	-	-	2
Other loans	-	-	27	-	-	27
Total	-	-	35	-	-	35
Total %	-	-	100.0%	-	-	100.0%
2009	895	-	22	-	-	917
2009%	97.6%	-	2.4%	-	-	100.0%

Loans - Total participating fund assets 2010	United Kingdom £m	Aviva Europe £m	Delta Lloyd £m	North America £m	Asia Pacific £m	Total £m
Policy loans	33	946	20	209	-	1,208
Loans and advances to banks	3,420	-	1,245	-	-	4,665
Mortgage loans	1,055	3	521	64	-	1,643
Other loans	-	10	788	-	-	798
Total	4,508	959	2,574	273	-	8,314
Total %	54.2%	11.5%	31.0%	3.3%	-	100.0%
2009	3,637	974	2,687	224	21	7,543
2009%	48.2%	12.9%	35.6%	3.0%	0.3%	100.0%

D3 - Analysis of asset quality continued

D3.3 - Loans continued
Loans - Total shareholder assets 2010	United Kingdom £m	Aviva Europe £m	Delta Lloyd £m	North America £m	Asia Pacific £m	Total £m
Policy loans	7	13	251	230	38	539
Loans and advances to banks	921	-	98	-	-	1,019
Mortgage loans	14,918	1	13,247	1,943	-	30,109
Other loans	53	4	2,916	83	2	3,058
Total	15,899	18	16,512	2,256	40	34,725
Total %	45.8%	0.1%	47.6%	6.5%	-	100.0%
2009	14,545	19	16,088	1,953	14	32,619
2009%	44.6%	0.1%	49.3%	6.0%	-	100.0%

The value of the group's loan portfolio (including Policyholder, Participating Fund and Shareholder assets), at 31 December 2010 stood at £43.1 billion (2009: £41.1 billion), an increase of £2.0 billion, primarily due to an increase in loans and advances to banks in the shareholder fund of our UK Life business and an increase in mortgage sales in the shareholder funds of our UK Life and US businesses.
      The total shareholder exposure to loans increased to £34.7 billion (2009: £32.6 billion), and represented 81% of the total loan portfolio, with the remaining 19% in participating funds (£8.3 billion) and policyholder assets (£35 million).

D3 - Analysis of asset quality continued

D3.3 - Loans continued
Mortgage loans - Shareholder assets

2010	United Kingdom £m	Aviva Europe £m	Delta Lloyd £m	North America £m	Asia Pacific £m	Total £m
Non-securitised mortgage loans
- Residential	-	1	6,843	-	-	6,844
- Equity release	2,006	-	-	-	-	2,006
- Commercial	8,206	-	-	1,943	-	10,149
- Healthcare	2,794	-	-	-	-	2,794
	13,006	1	6,843	1,943	-	21,793
Securitised mortgage loans	1,912	-	6,404	-	-	8,316
Total	14,918	1	13,247	1,943	-	30,109
2009	14,380	1	12,730	1,645	-	28,756

Of the group's total loan portfolio (including Policyholder, Participating Fund and Shareholder assets), 74% (2009: 74%) is invested in mortgage loans. The group's mortgage loan portfolio spans several business units, primarily UK, Delta Lloyd and USA, and across various sectors, including residential loans, commercial loans and government supported healthcare loans. Aviva shareholders are exposed predominantly to mortgage loans (accounting for 87% of total Shareholder asset loans). This section focuses on explaining the residual shareholder risk within these exposures.
      Mortgage loan assets are divided into type of loan (residential, equity release, commercial, healthcare and securitised) and the regions in which they are held (predominantly United Kingdom, Netherlands (Delta Lloyd) and the United States). Each loan type and region has its own unique characteristic and composition.

Non-securitised mortgage loans - Residential
Delta Lloyd
Gross exposure by loan to value and arrears

2010	>120% £m	115-120% £m	110- 115% £m	105- 110% £m	100- 105% £m	95- 100% £m	90- 95% £m	80- 90% £m	70- 80% £m	<70% £m	Total £m
Exposures by mortgage type
- Government guaranteed	1,119	211	181	152	141	136	113	186	143	305	2,687
- Non-government guaranteed	383	100	113	182	177	685	274	513	513	1,216	4,156
Total	1,502	311	294	334	318	821	387	699	656	1,521	6,843
Exposures by interest payment arrears
Neither past due nor impaired	1,462	303	290	324	309	797	380	684	643	1,493	6,685
0 - 3 months	36	8	4	8	8	20	7	13	11	26	141
3 - 6 months	2	-	-	1	-	2	-	1	1	1	8
6 - 12 months	1	-	-	-	-	1	-	-	-	-	2
> 12 months	1	-	-	1	1	1	-	1	1	1	7
Total	1,502	311	294	334	318	821	387	699	656	1,521	6,843

The total exposure to non-securitised mortgage loans in the Netherlands is £6.8 billion, of which the majority are measured at amortised cost. However, of these, £2.7 billion are Government guaranteed, and so present minimal risk to Aviva shareholders. Of the non-securitised residential mortgages with an LTV >120%, 74.5% are government guaranteed whilst 97.4% are neither past due nor impaired and less than 0.3% (£4.0 million) are more than 3 months in arrears.

D3 - Analysis of asset quality continued

D3.3 - Loans continued
The Government guarantees were introduced in the Netherlands to encourage homeownership, and apply to home mortgages of up to €350,000 (this threshold was raised from €265,000 at 1 July 2009). The guarantees are implemented through the National Mortgage Guarantee Scheme, and ensure that, should the homeowner be forced to sell, and cannot make the repayment on the mortgage, then the residual will be provided for by the Homeownership Guarantee Fund, which in turn is funded by the Government and municipalities through agreements for interest free loans.
      In addition to government guarantees, the Dutch residential mortgage market also benefits from the ability for borrowers to deduct mortgage interest payments for tax purposes, thereby helping to reduce the risk of arrears or default.
      The total amount of loans for which interest payments are past due is £158 million (2009: £134 million). However, the actual amount of missed payments is £2.1 million (2009: £2.7 million). Delta Lloyd has not made any additional provisions for these loans as it does not consider the amount of potential loss to be significant.

UK Residential
The UK non-securitised residential mortgage portfolio has a total current value of £2.0 billion (2009: £1.4 billion). The 2009 number has been adjusted due to a £551 million reclassification of linked loans to the shareholders fund. The further increase from 2009 to 2010 is primarily due to £451 million of new loans and accrued interest. These mortgages are all in the form of equity release, whereby homeowners that usually own a fully paid up property will mortgage it to release cash. Due to the low relative levels of equity released in each property, the vast majority currently have a Loan to Value ("LTV") of below 70%, and the average LTV across the portfolio is approximately 26%. We therefore consider these mortgages to be low risk.

Non-securitised mortgage loans - Commercial
Gross exposure by loan to value and arrears

United Kingdom
20101	>120% £m	115- 120% £m	110- 115% £m	105- 110% £m	100- 105% £m	95- 100% £m	90- 95% £m	80- 90% £m	70- 80% £m	<70% £m	Total £m
Not in arrears	196	168	983	510	2,100	738	594	1,589	738	344	7,960
0 - 3 months	-	-	-	-	-	3	-	2	-	-	5
3 - 6 months	-	-	-	-	-	109	3	-	1	-	113
6 - 12 months	10	32	-	8	-	21	-	-	-	1	72
> 12 months	13	-	-	-	-	38	5	-	-	-	56
Total	219	200	983	518	2,100	909	602	1,591	739	345	8,206

1. During the second half of 2010 refinements to existing Management Information processes have enabled us to more accurately allocate portfolio risk adjustments to individual mortgage loan values. This has resulted in some movement across the LTV bands since they were last reported (high LTVs have generally reduced, low LTVs have generally increased, there has been no impact on portfolio average LTV) and a reduction in unsecured exposure.

Of the £8.2 billion of UK Commercial loans, £7.8 billion are held by our UK Life business to back annuity liabilities, and are stated on a fair value basis. The loan exposures for our UK Life business are calculated on a discounted cash flow basis, and include a risk adjustment through the use of Credit Risk Adjusted Value ("CRAV") methods. Our UK General Insurance business holds the remaining £454 million of loans which are stated on an amortised cost basis and are subject to impairment review, using a fair value methodology calibrated to the UK Life approach, adjusted for specific portfolio characteristics.
      Loan service collection ratios, a key indicator of mortgage portfolio performance, remained high during the year. Loan Interest Cover ("LIC"), which is defined as the annual net rental income (including rental deposits and less ground rent) divided by the annual loan interest service, remained stable at 1.33x due to low levels of material tenant defaults. In addition, mortgage LTV's were little changed over the year whilst the amount of uncovered exposure has reduced (see note to above table).
      All loans in arrears have been assessed for impairment. Of the £246 million (2009: £357 million) value of loans in arrears, the interest and capital amount in arrears is only £12.3 million. The valuation allowance made in the UK for defaults on corporate bonds and commercial mortgages carried at fair value equates to 63bps and 78bps respectively (2009: 64bps and 81bps respectively). This equates to a total valuation allowance of £1.3 billion (2009: £1.1 billion) for the life of the UK corporate bond and commercial mortgage portfolios which maintains a strong buffer against potential future losses, the increase being attributable to the growth in the value of the portfolio. In addition, we hold £60 million (2009: £65 million) of impairment provisions in our UK General Insurance mortgage portfolio, which is carried at amortised cost. The fall in provisions from 2009 is due to write offs of the specific provisions against amortised cost during 2010.
      The UK portfolio remains well diversified in terms of property type, location and tenants as well as the spread of loans written over time. The risks in commercial mortgages are addressed through several layers of protection with the mortgage risk profile being primarily driven by the ability of the underlying tenant rental income to cover loan interest and amortisation. Should any single tenant default on their rental payment, rental from other tenants backing the same loan often ensures the loan interest cover does not fall below 1.0x. Where there are multiple loans to a single borrower further protection may be achieved through cross-charging (or pooling) such that any single loan is also supported by rents received within other pool loans. Additionally, there may be support provided by the borrower of the loan itself and further loss mitigation from any general floating charge held over other assets within the borrower companies.
      If the LIC cover falls below 1.0x and the borrower defaults then Aviva still retains the option of selling the security or restructuring the loans and benefiting from the protection of the collateral. A combination of these benefits and the high recovery levels afforded by property collateral (compared to corporate debt or other uncollateralised credit exposures) results in the economic exposure being significantly lower than the gross exposure reported above.

D3 - Analysis of asset quality continued

D3.3 - Loans continued

UK Primary Healthcare & PFI
Of the £11.0 billion (2009: £11.1 billion) UK non-securitised commercial and healthcare mortgage loans in the Shareholders Fund, £2.8 billion (2009: £2.5 billion) relates to primary healthcare and PFI businesses and is secured against General Practitioner premises, other primary health related premises or schools leased to government bodies. For all such loans, Government support is provided through either direct funding or reimbursement of rental payments to the tenants to meet income service and provide for the debt to be reduced substantially over the term of the loan. Although the loan principal is not Government guaranteed, the nature of these businesses and premises provides considerable comfort of an ongoing business model and low risk of default.
      On a market value basis, we estimate the average LTV of these mortgages to be 92%, although as explained above, we do not consider this to be a key risk driver. Income support from the National Health Service and stability of the sector provide sustained income stability. Aviva therefore considers these loans to be low risk and uncorrelated with the strength of the UK or global economy.

Non-securitised mortgage loans - Commercial
Gross exposure by loan to value and arrears

North America
2010	>120% £m	115- 120% £m	110- 115% £m	105- 110% £m	100- 105% £m	95- 100% £m	90- 95% £m	80- 90% £m	70- 80% £m	<70% £m	Total £m
Neither past due nor impaired	10	-	17	18	23	43	56	189	411	1,152	1,919
0 - 3 months	-	-	-	-	-	-	-	-	-	-	-
3 - 6 months	24	-	-	-	-	-	-	-	-	-	24
6 - 12 months	-	-	-	-	-	-	-	-	-	-	-
> 12 months	-	-	-	-	-	-	-	-	-	-	-
Total	34	-	17	18	23	43	56	189	411	1,152	1,943
Total %	1.7%	-	0.9%	0.9%	1.2%	2.2%	2.9%	9.7%	21.2%	59.3%	100.0%

Aviva USA currently holds £1.9 billion (2009: £1.6 billion) of commercial mortgages under shareholder assets. Of these, 59% (2009: 51%) have LTV ratios of below 70%, and 90% (2009: 85%) have LTV ratios of below 90%. The mortgage portfolio currently has a total of £91 million (5% of portfolio) in principal balances where the LTV exceeds 100%. Although property prices in the U.S. have decreased, the mortgages continue to perform well, reflecting:
■ Low underwriting LTVs (shall not exceed 80% at the time of issuance), and consequently a portfolio with an average LTV of 65% (2009: 68%);
■ A highly diversified portfolio, with strong volumes in many states with more stable economies and related real estate values; and
■ Strong LIC ratios, with 94% of the loans having an LIC above 1.4x, and less than 5% with LIC below 1.0x.

As at 31 December 2010, the actual amount of payment in arrears was £1.0 million on £23.6 million of unsecured mortgage loans.
      Mortgage loan impairments over the year were negligible.

Securitised mortgage loans
Of the total securitised residential mortgages (£8.3 billion), approximately £1.3 billion of securities are still held by Aviva. The remaining securities have been sold to third parties, and therefore present little credit risk to Aviva.
      Securitised residential mortgages held are predominantly issued through vehicles in Delta Lloyd and in the UK.

D3 - Analysis of asset quality continued

D3.4 - Financial investments
Total Assets	2010				2009
	Cost/ amortised cost £m	Unrealised gains £m	Impairment and Unrealised losses £m	Fair value £m	Cost/ amortised cost £m	Unrealised gains £m	Impairment and Unrealised losses £m	Fair value £m
Debt securities	164,266	7,507	(4,291)	167,482	160,572	5,872	(4,687)	161,757
Equity securities	44,878	7,186	(2,988)	49,076	46,479	4,173	(5,225)	45,427
Other investments	33,957	3,391	(618)	36,730	30,505	1,940	(927)	31,518
Total	243,101	18,084	(7,897)	253,288	237,556	11,985	(10,839)	238,702

The table above is a summary of the cost/amortised cost, gross unrealised gains and losses and fair value of financial investments.
      Aviva holds large quantities of high quality bonds, primarily to match our liability to make guaranteed payments to policyholders. Some credit risk is taken, partly to increase returns to policyholders and partly to optimise the risk/return profile for shareholders. The risks are consistent with the products we offer and the related investment mandates, and are in line with our risk appetite.
      The group also holds equities, the majority of which are held in participating funds or unit linked funds, where they form an integral part of the investment expectations of policyholders and follow well-defined investment mandates. Some equities are also held in shareholder funds and the staff pension schemes, where the holdings are designed to maximise long-term returns with an acceptable level of risk. The vast majority of equity investments are valued at quoted market prices.

D3.4.1 - Debt securities
	2010
	Fair value hierarchy
Debt securities - Total	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
UK Government	17,463	-	-	17,463
Non-UK Government	43,970	5,883	667	50,520
Europe	38,460	1,731	421	40,612
North America	786	3,379	125	4,290
Asia Pacific & Other	4,724	773	121	5,618
Corporate bonds - Public utilities	5,546	2,821	-	8,367
Corporate convertible bonds	154	388	41	583
Other corporate bonds	45,362	26,099	7,656	79,117
Other	4,082	7,005	345	11,432
Total	116,577	42,196	8,709	167,482
Total %	69.6%	25.2%	5.2%	100.0%
2009	116,027	36,592	9,138	161,757
2009%	71.8%	22.6%	5.6%	100.0%

				2010
	Fair value hierarchy
Debt securities - Policyholder assets	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
UK Government	3,498	-	-	3,498
Non-UK Government	3,330	184	1	3,515
Europe	2,669	172	1	2,842
North America	135	-	-	135
Asia Pacific & Other	526	12	-	538
Corporate bonds - Public utilities	279	1	-	280
Corporate convertible bonds	5	-	-	5
Other corporate bonds	4,532	2,960	102	7,594
Other	1,018	223	17	1,258
Total	12,662	3,368	120	16,150
Total %	78.4%	20.9%	0.7%	100.0%
2009	12,590	3,703	90	16,383
2009%	76.9%	22.6%	0.5%	100.0%

D3 - Analysis of asset quality continued

D3.4 - Financial investments continued
D3.4.1 - Debt securities continued
				2010
	Fair value hierarchy
Debt securities - Participating fund assets	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
UK Government	11,842	-	-	11,842
Non-UK Government	27,860	1,693	426	29,979
Europe	25,008	1,286	412	26,706
North America	195	22	1	218
Asia Pacific & Other	2,657	385	13	3,055
Corporate bonds - Public utilities	2,727	234	-	2,961
Corporate convertible bonds	142	179	41	362
Other corporate bonds	28,248	2,615	7,265	38,128
Other	946	1,185	11	2,142
Total	71,765	5,906	7,743	85,414
Total %	84.0%	6.9%	9.1%	100.0%
2009	72,602	5,484	7,262	85,348
2009%	85.1%	6.4%	8.5%	100.0%

				2010
	Fair value hierarchy
Debt securities - Shareholder assets	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
UK Government	2,123	-	-	2,123
Non-UK Government	12,780	4,006	240	17,026
Europe	10,783	273	8	11,064
North America	456	3,357	124	3,937
Asia Pacific & Other	1,541	376	108	2,025
Corporate bonds - Public utilities	2,540	2,586	-	5,126
Corporate convertible bonds	7	209	-	216
Other corporate bonds	12,582	20,524	289	33,395
Other	2,118	5,597	317	8,032
Total	32,150	32,922	846	65,918
Total %	48.8%	49.9%	1.3%	100.0%
2009	30,835	27,405	1,786	60,026
2009%	51.4%	45.6%	3.0%	100.0%

Only 1.3% of shareholder exposure to debt securities (0.8% of shareholder assets recorded at fair value) is fair valued using models with significant unobservable market parameters (classified as Fair Value Level 3). Where estimates are used, these are based on a combination of independent third party evidence and internally developed models, calibrated to market observable data where possible.
      49% of shareholder exposure to debt securities is based on quoted prices in an active market (classified as Fair Value Level 1; 2009: 51%). The majority of the debt instruments held by our North American businesses are valued by independent pricing firms in accordance with usual market practice in that region and consistent with other companies operating in the region are classified as Level 2 in the Fair Value hierarchy. Excluding our North American businesses, the proportion of shareholder debt securities classified as Level 1 in the Fair Value hierarchy would be 87% (2009: 88%).
      The decrease in shareholder exposure to Level 3 debt securities arises as a result of the transfer from Level 3 to 2 of Italian structured bonds and certain debt securities in our UK business for which either values are corroborated against a Level 2 internal model price, new valuation models have been developed, or there has been sufficient market activity in observable inputs to justify Level 2 classification.

D3 - Analysis of asset quality continued

D3.4 - Financial investments continued
D3.4.1 - Debt securities continued
	External ratings
Debt securities - Total 2010	AAA £m	AA £m	A £m	BBB £m	Less than BBB £m	Non-rated £m	Total £m
Government
UK Government	17,447	-	-	-	-	-	17,447
UK local authorities	1	10	-	-	-	5	16
Non-UK Government	27,695	15,747	4,428	1,433	632	585	50,520
	45,143	15,757	4,428	1,433	632	590	67,983
Corporate
Public utilities	76	639	4,797	2,455	80	320	8,367
Convertibles and bonds with warrants	5	46	101	329	42	60	583
Other corporate bonds	10,373	12,340	26,687	20,657	2,897	6,163	79,117
	10,454	13,025	31,585	23,441	3,019	6,543	88,067
Certificates of deposits	-	572	925	1,170	-	26	2,693
Structured
RMBS non-agency sub-prime	-	-	-	-	-	-	-
RMBS non-agency ALT A	19	9	11	8	131	-	178
RMBS non-agency prime	758	21	44	67	30	-	920
RMBS agency	1,762	-	-	-	-	-	1,762
	2,539	30	55	75	161	-	2,860
CMBS	1,434	281	369	119	181	20	2,404
ABS	1,113	256	365	129	63	181	2,107
CDO (including CLO)	97	57	22	17	86	53	332
ABCP	-	15	-	-	-	-	15
ABFRN	-	-	-	-	-	-	-
	2,644	609	756	265	330	254	4,858
Wrapped credit	-	288	92	157	55	49	641
Other	27	4	116	-	1	232	380
Total	60,807	30,285	37,957	26,541	4,198	7,694	167,482
Total%	36.3%	18.1%	22.7%	15.8%	2.5%	4.6%	100.0%
2009	62,489	28,045	38,747	20,777	3,936	7,763	161,757
2009%	38.6%	17.3%	24.0%	12.8%	2.5%	4.8%	100.0%

D3 - Analysis of asset quality continued

D3.4 - Financial investments continued
D3.4.1 - Debt securities continued
	External ratings
Debt securities - Policyholder assets 2010	AAA £m	AA £m	A £m	BBB £m	Less than BBB £m	Non-rated £m	Total £m
Government
UK Government	3,497	-	-	-	-	-	3,497
UK local authorities	1	-	-	-	-	-	1
Non-UK Government	1,951	534	777	162	80	11	3,515
	5,449	534	777	162	80	11	7,013
Corporate
Public utilities	1	37	170	67	3	2	280
Convertibles and bonds with warrants	-	-	-	2	-	3	5
Other corporate bonds	363	981	2,603	3,138	283	226	7,594
	364	1,018	2,773	3,207	286	231	7,879
Certificates of deposits	-	362	603	144	-	2	1,111
Structured
RMBS non-agency sub-prime	-	-	-	-	-	-	-
RMBS non-agency ALT A	-	-	-	-	-	-	-
RMBS non-agency prime	24	2	3	-	-	-	29
RMBS agency	-	-	-	-	-	-	-
	24	2	3	-	-	-	29
CMBS	7	2	-	-	-	-	9
ABS	18	6	47	3	-	9	83
CDO (including CLO)	-	-	-	-	-	-	-
ABCP	-	-	-	-	-	-	-
ABFRN	-	-	-	-	-	-	-
	25	8	47	3	-	9	92
Wrapped credit	-	16	1	2	4	2	25
Other	-	-	1	-	-	-	1
Total	5,862	1,940	4,205	3,518	370	255	16,150
Total%	36.3%	12.0%	26.0%	21.8%	2.3%	1.6%	100.0%
2009	7,864	2,161	4,277	944	48	1,089	16,383
2009%	48.0%	13.2%	26.1%	5.8%	0.3%	6.6%	100.0%

D3 - Analysis of asset quality continued

D3.4 - Financial investments continued
D3.4.1 - Debt securities continued
	External ratings
Debt securities - Participating fund assets 2010	AAA £m	AA £m	A £m	BBB £m	Less than BBB £m	Non-rated £m	Total £m
Government
UK Government	11,842	-	-	-	-	-	11,842
UK local authorities	-	-	-	-	-	-	-
Non-UK Government	15,357	11,586	2,011	675	350	-	29,979
	27,199	11,586	2,011	675	350	-	41,821
Corporate
Public utilities	4	280	1,868	767	1	41	2,961
Convertibles and bonds with warrants	-	46	11	266	20	19	362
Other corporate bonds	7,128	6,564	13,237	8,339	1,163	1,697	38,128
	7,132	6,890	15,116	9,372	1,184	1,757	41,451
Certificates of deposits	-	132	208	816	-	-	1,156
Structured
RMBS non-agency sub-prime	-	-	-	-	-	-	-
RMBS non-agency ALT A	-	-	-	3	2	-	5
RMBS non-agency prime	163	-	5	-	-	-	168
RMBS agency	134	-	-	-	-	-	134
	297	-	5	3	2	-	307
CMBS	128	50	6	16	9	1	210
ABS	88	32	113	53	37	1	324
CDO (including CLO)	-	-	-	-	-	-	-
ABCP	-	-	-	-	-	-	-
ABFRN	-	-	-	-	-	-	-
	216	82	119	69	46	2	534
Wrapped credit	-	74	17	35	4	6	136
Other	-	-	9	-	-	-	9
Total	34,844	18,764	17,485	10,970	1,586	1,765	85,414
Total%	40.8%	22.0%	20.5%	12.8%	1.9%	2.0%	100.0%
2009	35,262	17,486	18,921	9,376	2,125	2,178	85,348
2009%	41.3%	20.5%	22.2%	11.0%	2.5%	2.5%	100.0%

D3 - Analysis of asset quality continued

D3.4 - Financial investments continued
D3.4.1 - Debt securities continued
	External ratings
Debt securities - Shareholder assets 2010	AAA £m	AA £m	A £m	BBB £m	Less than BBB £m	Non-rated £m	Total £m
Government
UK Government	2,108	-	-	-	-	-	2,108
UK local authorities	-	10	-	-	-	5	15
Non-UK Government	10,387	3,627	1,640	596	202	574	17,026
	12,495	3,637	1,640	596	202	579	19,149
Corporate
Public utilities	71	322	2,759	1,621	76	277	5,126
Convertibles and bonds with warrants	5	-	90	61	22	38	216
Other corporate bonds	2,882	4,795	10,847	9,180	1,451	4,240	33,395
	2,958	5,117	13,696	10,862	1,549	4,555	38,737
Certificates of deposits	-	78	114	210	-	24	426
Structured
RMBS non-agency sub-prime	-	-	-	-	-	-	-
RMBS non-agency ALT A	19	9	11	5	129	-	173
RMBS non-agency prime	571	19	36	67	30	-	723
RMBS agency	1,628	-	-	-	-	-	1,628
	2,218	28	47	72	159	-	2,524
CMBS	1,299	229	363	103	172	19	2,185
ABS	1,007	218	205	73	26	171	1,700
CDO (including CLO)	97	57	22	17	86	53	332
ABCP	-	15	-	-	-	-	15
ABFRN	-	-	-	-	-	-	-
	2,403	519	590	193	284	243	4,232
Wrapped credit	-	198	74	120	47	41	480
Other	27	4	106	-	1	232	370
Total	20,101	9,581	16,267	12,053	2,242	5,674	65,918
Total%	30.5%	14.5%	24.7%	18.3%	3.4%	8.6%	100.0%
2009	19,363	8,399	15,549	10,456	1,762	4,497	60,026
2009%	32.3%	14.0%	25.9%	17.4%	2.9%	7.5%	100.0%

The overall quality of the book remains strong, despite the continuing downgrade activity by the major rating agencies during 2010. 29% of shareholder exposure to debt securities is in government holdings (2009: 29%). Our corporate debt securities portfolio represents 59% (2009: 54%) of total shareholder debt securities. This increase is primarily driven by business growth in our US. operations. There has been some overall credit quality deterioration in our debt securities portfolio primarily due the increased proportion of corporate debt securities (as these securities are in general rated lower than our government debt securities) and an increase in non-rated private placement assets to back UK annuity liabilities.
      £1.0 billion of shareholder holdings in debt securities represent exposures to the governments (and local authorities and agencies) of Greece, Ireland, Portugal and Spain. This corresponds to just 0.3% of total balance sheet assets at 31 December 2010. A further £1.9 billion of exposures to these governments are held in participating fund assets, although we have limited shareholder risk to these assets. Net of non-controlling interests, our total exposure to these governments is further reduced to £0.7 billion within shareholder assets and £1.5 billion within participating fund assets.
      The vast majority of non-rated corporate bonds are held by our businesses in the US, UK and Ireland.
      During 2010, the proportion of our shareholder debt securities that are investment grade declined slightly to 88% (2009: 90%). This movement was primarily due to the increase in private placements to back UK annuity liabilities. The remaining 12.0% of shareholder debt securities that do not have an external rating of BBB or higher can be split as follows:
■ 3.4% are debt securities that are rated as below investment grade

■ 3.0% are US private placements which are not rated by the major ratings agencies, but are rated as an average equivalent of A- by the Securities Valuation Office of the National Association of Insurance Commissioners (NAIC),
       a US national regulatory agency

■ 5.6% are not rated by the major rating agencies or the NAIC.
Of the securities not rated by an external agency or NAIC most are allocated an internal rating using a methodology largely consistent with that adopted by an external ratings agency, and are considered to be of investment grade credit quality; these include £1.8 billion (2.7% of total shareholder debt securities) of private placements and other corporate bonds held in our UK Life business which have been internally rated as investment grade.

D3 - Analysis of asset quality continued

D3.4 - Financial investments continued
The majority of the Residential Mortgage-Backed Securities (RMBS) are U.S. investments and over 85% of this exposure is backed by one of the U.S. Government Sponsored Entities (GSEs) including Fannie Mae and Freddie Mac which, under the conservatorship arrangements implemented in September 2008, have an implicit guarantee, although they are not expressly backed by the full faith and credit of the U.S. Government. The majority of the remaining U.S. RMBS is backed by fixed rate loans originated in 2005 or before.
      The Group has extremely limited exposure to CDOs and CLOs and no exposure to 'Sub-prime' debt securities.
      Asset backed securities (ABS) are held primarily by our US business. 88% of the Group's shareholder holdings are investment grade. ABS that either have a rating below BBB or are not rated represent less than 0.3% of shareholder exposure to debt securities.

D3.4.2 - Equity securities
				2010			2009
	Fair value hierarchy				Fair value hierarchy
Equity securities - Total	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Public utilities	4,108	-	-	4,108	3,666	14	-	3,680
Banks, trusts and insurance companies	6,391	684	546	7,621	5,909	926	454	7,289
Industrial miscellaneous and all other	32,835	3,443	422	36,700	29,201	4,630	385	34,216
Non-redeemable preferred shares	121	522	4	647	34	204	4	242
Total	43,455	4,649	972	49,076	38,810	5,774	843	45,427
Total %	88.5%	9.5%	2.0%	100.0%	85.4%	12.7%	1.9%	100.0%

				2010				2009
	Fair value hierarchy				Fair value hierarchy
Equity securities - Policyholder assets	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Public utilities	2,689	-	-	2,689	2,355	-	-	2,355
Banks, trusts and insurance companies	4,024	304	3	4,331	3,206	541	-	3,747
Industrial miscellaneous and all other	21,630	2,766	6	24,402	18,928	3,596	2	22,526
Non-redeemable preferred shares	19	-	-	19	10	-	-	10
Total	28,362	3,070	9	31,441	24,499	4,137	2	28,638
Total %	90.2%	9.8%	-	100.0%	85.5%	14.5%	-	100.0%

				2010	2009
	Fair value hierarchy				Fair value hierarchy
Equity securities - Participating fund assets	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Public utilities	1,395	-	-	1,395	1,299	-	-	1,299
Banks, trusts and insurance companies	1,702	144	9	1,855	1,549	86	159	1,794
Industrial miscellaneous and all other	8,935	12	71	9,018	8,446	52	65	8,563
Non-redeemable preferred shares	40	-	-	40	22	-	-	22
Total	12,072	156	80	12,308	11,316	138	224	11,678
Total %	98.1%	1.3%	0.6%	100.0%	96.9%	1.2%	1.9%	100.0%

	2010				2009
	Fair value hierarchy				Fair value hierarchy
Equity securities - Shareholder assets	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Public utilities	24	-	-	24	12	14	-	26
Banks, trusts and insurance companies	665	236	534	1,435	1,154	299	295	1,748
Industrial miscellaneous and all other	2,270	665	345	3,280	1,827	982	318	3,127
Non-redeemable preferred shares	62	522	4	588	2	204	4	210
Total	3,021	1,423	883	5,327	2,995	1,499	617	5,111
Total %	56.7%	26.7%	16.6%	100.0%	58.6%	29.3%	12.1%	100.0%

57% of our shareholder exposure to equity securities is based on quoted prices in an active market and as such is classified as Level 1 (2009: 59%). Level 3 shareholder equities have increased principally because of the transfer of equities held by Delta Lloyd from Level 2 to Level 3 amounting to £155 million and an increase in value of £50 million of these equities. The decrease in Level 2 holdings as a result of this transfer is offset by an increase of £108 million in redeemable preference shares held by our Canadian business unit classified as Level 2, following a strategic decision to invest in this asset class.
      Shareholder investments include a strategic holding in UniCredit and other Italian banks of £408 million (£244 million net of non-controlling interest share).

D3 - Analysis of asset quality continued

D3.4 - Financial investments continued
D3.4.3 - Other investments
				2010			2009
	Fair value hierarchy				Fair value hierarchy
Other investments - Total	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Unit trusts and other investment vehicles	29,015	983	2,522	32,520	24,650	1,258	1,275	27,183
Derivative financial instruments	181	2,083	10	2,274	330	1,734	14	2,078
Deposits with credit institutions	228	302	28	558	969	-	-	969
Minority holdings in property management undertakings	-	664	-	664	-	667	-	667
Other	558	48	108	714	291	291	39	621
Total	29,982	4,080	2,668	36,730	26,240	3,950	1,328	31,518
Total %	81.6%	11.1%	7.3%	100.0%	83.3%	12.5%	4.2%	100.0%

				2010				2009
	Fair value hierarchy				Fair value hierarchy
Other investments - Policyholder assets	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Unit trusts and other investment vehicles	25,661	379	-	26,040	23,331	595	-	23,926
Derivative financial instruments	13	175	-	188	75	71	-	146
Deposits with credit institutions	28	-	-	28	307	-	-	307
Minority holdings in property management undertakings	-	11	-	11	-	10	-	10
Other	547	-	-	547	268	208	-	476
Total	26,249	565	-	26,814	23,981	884	-	24,865
Total %	97.9%	2.1%	-	100.0%	96.4%	3.6%	-	100.0%

				2010			2009
	Fair value hierarchy				Fair value hierarchy
Other investments - Participating fund assets	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Unit trusts and other investment vehicles	3,079	402	2,260	5,741	924	442	1,272	2,638
Derivative financial instruments	35	95	-	130	179	442	-	621
Deposits with credit institutions	39	-	-	39	29	-	-	29
Minority holdings in property management undertakings	-	593	-	593	-	605	-	605
Other	2	46	57	105	-	41	34	75
Total	3,155	1,136	2,317	6,608	1,132	1,530	1,306	3,968
Total %	47.7%	17.2%	35.1%	100.0%	28.5%	38.6%	32.9%	100.0%

	2010				2009
	Fair value hierarchy				Fair value hierarchy
Other investments - Shareholder assets	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Unit trusts and other investment vehicles	275	202	262	739	395	221	3	619
Derivative financial instruments	133	1,813	10	1,956	76	1,221	14	1,311
Deposits with credit institutions	161	302	28	491	633	-	-	633
Minority holdings in property management undertakings	-	60	-	60	-	52	-	52
Other	9	2	51	62	23	42	5	70
Total	578	2,379	351	3,308	1,127	1,536	22	2,685
Total %	17.5%	71.9%	10.6%	100.0%	42.0%	57.2%	0.8%	100.0%

In total 89% (2009: 99%) of shareholder other investments, are classified as Level 1 or 2 in the fair value hierarchy. The unit trusts and other investment vehicles invest in a variety of assets with the majority of the value being invested in Property and Equity securities with a smaller portion being invested in Debt Securities. A strategic move in the UK with-profit funds into higher return asset classes has lead to the significant increase in participating funds invested in unit trusts and other investment vehicles, including hedge funds which are classified as Level 3. Level 3 other investments reflect our US business' holdings in hedge funds, which have increased partly as a result of a strategic decision to make further investments in this asset class and also as a result of the transfer of funds from Level 2, reflecting the nature of the underlying investments in these funds, which indicate that a Level 3 classification is more appropriate. The increase in shareholder exposure to Level 2 derivative instruments arises in Delta Lloyd and our US business, principally as a result of valuation increases on index options.

D3 - Analysis of asset quality continued

D3.4 - Financial investments continued
D3.4.4 - Available for sale investments - Impairments and duration and amount of unrealised losses
The total impairment expense for 2010 for AFS debt securities was £79 million (2009: £93 million) less reversals of £2 million (2009: £nil), and for AFS equity securities was £100 million (2009: £384 million).
      Total unrealised losses on available for sale debt securities at 31 December 2010 were £373 million (2009: £738 million), and available for sale equity securities at 31 December 2010 were £6 million (2009: £97 million). The continuous period for which these available for sale classified securities have been in an unrealised loss position is disclosed below:

		0 - 6 months		7 - 12 months		More than 12 months		Total
2010	Fair value1 £m	Gross unrealised £m	Fair value1 £m	Gross unrealised £m	Fair value1 £m	Gross unrealised £m	Fair value1 £m	Gross unrealised £m
Less than 20% loss position:
Debt securities	4,849	(153)	71	(4)	1,100	(70)	6,020	(227)
Equity securities	86	(6)	-	-	-	-	86	(6)
Other investments	69	-	-	-	-	-	69	-
	5,004	(159)	71	(4)	1,100	(70)	6,175	(233)
20%-50% loss position:
Debt securities	49	(18)	-	-	83	(41)	132	(59)
Equity securities	2	(1)	-	-	-	-	2	(1)
Other investments	-	-	-	-	-	-	-	-
	51	(19)	-	-	83	(41)	134	(60)
Greater than 50% loss position:
Debt securities	7	(9)	-	(2)	25	(76)	32	(87)
Equity securities	-	-	-	-	-	-	-	-
Other investments	-	-	-	-	-	-	-
	7	(9)	-	(2)	25	(76)	32	(87)
Total
Debt securities	4,905	(180)	71	(6)	1,208	(187)	6,184	(373)
Equity securities	88	(7)	-	-	-	-	88	(7)
Other investments	69	-	-	-	-	-	69	-
	5,062	(187)	71	(6)	1,208	(187)	6,341	(380)
1.	Only includes AFS classified securities that are in unrealised loss positions.

D3 - Analysis of asset quality continued

D3.4 - Financial investments continued
D3.4.4 - Available for sale investments - Impairments and duration and amount of unrealised losses continued

		0 - 6 months		7 - 12 months		More than 12 months		Total
2009	Fair value1 £m	Gross unrealised £m	Fair value1 £m	Gross unrealised £m	Fair value1 £m	Gross unrealised £m	Fair value1 £m	Gross unrealised £m
Less than 20% loss position:
Debt securities	4,347	(133)	304	(32)	1,970	(179)	6,621	(344)
Equity securities	731	(96)	-	-	-	-	731	(96)
Other investments	-	-	-	-	-	-	-	-
	5,078	(229)	304	(32)	1,970	(179)	7,352	(440)
20%-50% loss position:
Debt securities	77	(32)	37	(12)	362	(165)	476	(209)
Equity securities	5	(1)	-	-	-	-	5	(1)
Other investments	-	-	-	-	-	-	-	-
	82	(33)	37	(12)	362	(165)	481	(210)
Greater than 50% loss position:
Debt securities	14	(37)	2	(14)	60	(134)	76	(185)
Equity securities	-	-	-	-	-	-	-	-
Other investments	-	-	-	-	-	-	-	-
	14	(37)	2	(14)	60	(134)	76	(185)
Total
Debt securities	4,438	(202)	343	(58)	2,392	(478)	7,173	(738)
Equity securities	736	(97)	-	-	-	-	736	(97)
Other investments	-	-	-	-	-	-	-	-
	5,174	(299)	343	(58)	2,392	(478)	7,909	(835)
1.	Only includes AFS classified securities that are in unrealised loss positions.

During 2010, there has been a further significant decrease in total unrealised losses for AFS securities, continuing the improvement observed in 2009. We have not recognised an impairment charge in respect of these unrealised losses as we believe the decline in fair value of these securities relative to their amortised cost to be temporary.
      At 31 December 2010, 94% of AFS debt securities were held by our US business. In respect of debt securities in an unrealised loss position, we have the intent to hold these securities for a sufficient period to recover their value in full and the ability to hold them to maturity, as they are held to match long-term policyholder liabilities of the same or longer duration. In the US the decrease in unrealised losses experienced during 2010, reflects a general market improvement and further tightening of credit spreads combined with a decrease in the US government treasury yield curve. In addition, a continued reversal of unrealised losses would be expected as bonds purchased at historically low credit spreads pre-financial crisis approach maturity. Where factors specific to an issuer have resulted in an unrealised loss we have considered whether the security is impaired and recognised an impairment charge where necessary.
      Of the total AFS debt security impairment expense for 2010, £78 million relates to our U.S. business. This includes £71 million of write downs relating to mortgage backed securities which, while not yet in default, showed continued deterioration in market values, NAIC rating downgrades or defaults on more junior tranches which are considered indicators of impairment. The remaining £7 million impairment charge in the U.S. relates to further impairments on securities impaired in prior years and a corporate bond in breach of its covenants.
      At 31 December 2010, 98% of AFS equity securities were held by our business in the Netherlands, invested in a broad range of Dutch and other European equities, which are held for long term investment and include listed as well as unlisted equities. We have recognised impairment for prolonged or significant declines in fair value relative to cost, except where there has been a recovery in value since the financial year-end. While management believes that many of the impaired equity securities will ultimately recover their value, there can be no certainty that this will be the case because, unlike fixed maturity securities, the value of an equity security cannot be recovered in full by holding it to maturity.
      Of the total AFS equity security impairment expense for 2010, £99 million relates to equities held by our Netherlands business. Of this amount only £7 million relates to new impairments in the year, with the remainder reflecting further declines in fair value of equity holdings impaired in prior years. The continued recovery of equity markets in 2010 has resulted in £380 million unrealised gains in respect of equities impaired in prior years which are recognised in other comprehensive income.

D3 - Analysis of asset quality continued

D3.5 - Reinsurance assets
The Group assumes and cedes reinsurance in the normal course of business, with retention limits varying by line of business. Reinsurance assets primarily include balances due from both insurance and reinsurance companies for ceded insurance liabilities. Amounts recoverable from reinsurers are estimated in a manner consistent with the outstanding claims provisions or settled claims associated with the reinsured policies and in accordance with the relevant reinsurance contract.
      If a reinsurance asset is impaired, the group reduces the carrying amount accordingly and recognises that impairment loss in the income statement. A reinsurance asset is impaired if there is objective evidence, as a result of an event that occurred after initial recognition of the reinsurance asset, that the group may not receive all amounts due to it under the terms of the contract, and the event has a reliably measurable impact on the amounts that the group will receive from the reinsurer.
      For the table below, reinsurance asset credit ratings are stated in accordance with the following approach:
■ If available, Standard & Poor's rating;
■ If the counterparty is not rated by Standard & Poor's, the AM Best rating is used;
■ In the absence of a rating from either Standard & Poor's or AM Best, assets have been classified as non-rated.

	Financial assets that are past due but not impaired
Arrears 2010	Neither past due nor impaired £m	0-3 months £m	3-6 months £m	6 months- 1 year £m	Greater than 1 year £m	Financial assets that have been impaired £m	Total £m
Policyholder assets	1,215	-	-	-	-	-	1,215
Participating fund assets	719	-	-	-	-	-	719
Shareholder assets	5,150	-	-	-	-	-	5,150
Total	7,084	-	-	-	-	-	7,084
Total %	100.0%	-	-	-	-	-	100.0%
2009	7,572	-	-	-	-	-	7,572
2009%	100.0%	-	-	-	-	-	100.0%

					Rating
Ratings 2010	AAA £m	AA £m	A £m	BBB £m	Less than BBB £m	Non-rated £m	Total £m
Policyholder assets	-	713	2	-	-	500	1,215
Participating fund assets	-	589	66	6	-	58	719
Shareholder assets	14	2,837	1,718	103	10	468	5,150
Total	14	4,139	1,786	109	10	1,026	7,084
Total %	0.2%	58.4%	25.3%	1.5%	0.1%	14.5%	100.0%
2009	796	3,943	2,022	28	12	771	7,572
2009%	10.5%	52.1%	26.7%	0.4%	0.2%	10.1%	100.0%

The decrease in AAA rated exposures is due to the downgrade of Berkshire Hathaway by S&P during 2010. At 31 December 2009 this exposure was £769 million (97% of our AAA rated reinsurance assets). The total exposure to non-rated reinsurance entities increased by £255 million from 2009 to 2010. This is principally due to the year on year increase in the value of reinsurance assets due from the entities that are classified as non-rated.

D3.6 - Receivables and other financial assets
	Financial assets that are past due but not impaired
Arrears 2010	Neither past due nor impaired £m	0-3 months £m	3-6 months £m	6 months- 1 year £m	Great than 1 years £m	Financial assets that have been impaired £m	Total £m
Policyholder assets	163	10	-	-	-	-	173
Participating fund assets	2,174	4	2	10	-	2	2,192
Shareholder assets	5,646	195	34	29	10	16	5,930
Total	7,983	209	36	39	10	18	8,295
Total %	96.3%	2.5%	0.4%	0.5%	0.1%	0.2%	100.0%
2009	8,832	649	61	32	71	7	9,652
2009%	91.6%	6.7%	0.6%	0.3%	0.7%	0.1%	100.0%

D3 - Analysis of asset quality continued

D3.6 - Receivables and other financial assets continued
Credit terms vary from subsidiary to subsidiary, and from country to country, and are set locally within overall credit limits prescribed by the Group Credit Approvals Committee, and within the framework of the Group Credit Risk Policy.
      The credit quality of receivables and other financial assets is managed at the local business unit level. Where assets classed as "past due and impaired" exceed local credit limits, and are also deemed at sufficiently high risk of default, an analysis of the asset is performed and a decision is made whether to seek sufficient collateral from the counterparty or to write down the value of the asset as impaired.
      The group reviews the carrying value of its receivables at each reporting period. If the carrying value of a receivable or other financial asset is greater than the recoverable amount, the carrying value is reduced through a charge to the income statement in the period of impairment.

D3.7 - Cash and cash equivalents
Cash and cash equivalents consist of cash at banks and in hand, deposits held at call with banks, treasury bills and other short-term highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value. Such investments are normally those with less than three months maturity from the date of acquisition, and include certificates of deposit with maturities of less than three months at date of issue.
      Cash and cash equivalents are carried at their face value which by their nature is essentially equal to their fair value.
      The Group's Credit Risk Policy includes specific requirements in relation to aggregate counterparty exposures and money market exposure limits which cover assets reported as cash and cash equivalents in the group's balance sheet. The responsibility for monitoring of these limits falls with the Group Credit Approvals Committee and the Business Unit Credit Committee. The aggregate counterparty exposure limits are determined based on the credit rating of the counterparty. The money market exposure limits are determined based on the credit rating of the counterparty and the term of the intended exposure.

D4 - Pension fund assets

In addition to the assets recognised directly on the group's balance sheet outlined in the disclosures above, the group is also exposed to the ''Plan assets'' that are shown net of the present value of scheme liabilities within the IAS 19 net pension deficit. Pension surpluses are included within other assets and pension deficits are recognised within provisions in the group's consolidated statement of financial position.
      Plan assets include insurance policies of £160 million and £1,445 million in the UK and Dutch schemes respectively. Where the insurance policies are in segregated funds with specific asset allocations, they are included in the appropriate lines in the table below, otherwise they appear in "Other". The Dutch insurance policies are considered non-transferable under the terms of IAS 19 and so have been excluded as assets of the relevant scheme in this table.

	2010					2009
	United Kingdom £m	Delta Lloyd £m	Canada £m	Ireland £m	Total £m	United Kingdom £m	Delta Lloyd £m	Canada £m	Ireland £m	Total £m
Equities	2,435	-	54	50	2,539	2,285	-	78	28	2,391
Bonds	5,533	-	150	202	5,885	4,619	-	110	231	4,960
Property	558	-	-	17	575	403	-	-	18	421
Other	835	7	12	118	972	835	7	10	130	982
Total	9,361	7	216	387	9,971	8,142	7	198	407	8,754

Risk management and asset allocation strategy
The long-term investment objectives of the trustees and the employers are to limit the risk of the assets failing to meet the liabilities of the schemes over the long term, and to maximise returns consistent with an acceptable level of risk so as to control the long-term costs of these schemes. To meet these objectives, each scheme's assets are invested in a diversified portfolio, consisting primarily of equity and debt securities. These reflect the current long-term asset allocation ranges chosen, having regard to the structure of liabilities within the schemes.

Main UK scheme
Both the Group and the trustees regularly review the asset/liability management of the main UK scheme. It is fully understood that, whilst the current asset mix is designed to produce appropriate long-term returns, this introduces a material risk of volatility in the scheme's surplus or deficit of assets compared with its liabilities.
     The principal asset risks to which the scheme is exposed are:
 ■ Equity market risk - the effect of equity market falls on the value of plan assets.
 ■ Inflation risks - the effect of inflation rising faster than expected on the value of the plan liabilities.
    ■ Interest rate risk - falling interest rates leading to an increase in liabilities significantly exceeding the increase in the value of assets.
There is also an exposure to currency risk where assets are not denominated in the same currency as the liabilities. The majority of this exposure has been removed by the use of hedging instruments.
      In 2010, there has been a reduction in the proportion of assets invested in equities, thereby mitigating the equity risk above. In addition, the trustees have taken further measures to partially mitigate inflation and interest rate risks.

Other schemes
The other schemes are considerably less material but their risks are managed in a similar way to those in the main UK scheme.

D5 - Available funds

To ensure access to liquidity as and when needed, the group maintains over £2.1 billion of undrawn committed central borrowing facilities with various highly rated banks, £0.75 billion of which is allocated to support the credit rating of Aviva plc's £2 billion commercial paper programme. The expiry profile of the undrawn committed central borrowing facilities is as follows:

£m
Expiring in one year	975
Expiring beyond one year	1,135
Total	2,110

D6 - Guarantees

As a normal part of their operating activities, various group companies have given guarantees and options, including investment return guarantees, in respect of certain long-term insurance and fund management products.
      For the UK Life with-profit business, provisions in respect of these guarantees and options are calculated on a market consistent basis, in which stochastic models are used to evaluate the level of risk (and additional cost) under a number of economic scenarios, which allow for the impact of volatility in both interest rates and equity prices. For UK Life non-profit business, provisions do not materially differ from those determined on a market consistent basis.
      In all other businesses, provisions for guarantees and options are calculated on a local basis with sensitivity analysis undertaken where appropriate to assess the impact on provisioning levels of a movement in interest rates and equity levels (typically a 1% decrease in interest rates and 10% decline in equity markets).

End of Part 4 of 5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 3 March 2011

AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary